1-16411

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

02036479

DIVISION OF
CORPORATION FINANCE

March 22, 2002

James H. Schropp
Fried, Frank, Harris, Shriver & Jacobson
1001 Pennsylvania Avenue, NW, Suite 800
Washington, DC 20004-2505

Act 1934
Section 14A-8
Rule
Public Availability 3/22/2002

Re: Northrop Grumman Corporation
Incoming letter dated January 11, 2002

Dear Mr. Schropp:

This is in response to your letters dated January 11, 2002 and January 25, 2002 concerning the shareholder proposal submitted to Northrop Grumman by John Chevedden and the shareholder proposal submitted to Northrop Grumman by Jerome McLaughlin and Larry Anduha. We also have received letters from John Chevedden on behalf of himself and the other proponents dated January 20, 2002, January 25, 2002, February 1, 2002, and February 8, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453

Jerome McLaughlin
31316 Floweridge Dr.
Rancho Palos Verdes, CA 90275

Larry Anduha
209 Red Cloud Drive
Diamond Bar, CA 91765

Fried, Frank, Harris, Shriver & Jacobson
1001 Pennsylvania Avenue, NW, Suite 800
Washington, DC 20004-2505
Tel: 202.639.7000
Fax: 202.639.7003 (4) (8)
www.ffhsj.com

January 11, 2002

By Hand

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

FRIED
FRANK
HARRIS
SHRIVER &
JACOBSON

Re: Northrop Grumman Corporation

Ladies and Gentlemen:

This firm is special counsel to Northrop Grumman Corporation, a Delaware corporation (the "Company"). We write pursuant to paragraph (j) of Rule 14a-8 (the "Rule") under the Securities Exchange Act of 1934 (the "Act"), to notify the Securities and Exchange Commission (the "SEC" or the "Commission"), and the staff ("Staff") of the Commission's Division of Corporation Finance that the Company intends to exclude from its proxy materials for its 2002 Annual Shareholders Meeting (the "Annual Meeting") two shareholder proposals submitted by Mr. John Chevedden ("Mr. Chevedden" or the "Proponent").

Mr. Chevedden submitted one proposal in his own name; that proposal (hereinafter, the "Rights Plan Proposal") purports to seek a shareholder vote on the Company's existing shareholder rights plan (the "Plan"), unless the Company's Board of Directors ("Board") redeems the Plan. Subsequently, the Proponent submitted a

A Partnership
Including
Professional
Corporations

New York
Washington
Los Angeles
London
Paris

second proposal, acting as a representative, or so-called "legal proxy," of another purported shareholder, Mr. Jerome McLaughlin; that proposal (hereinafter, the "Majority Vote Proposal") seeks a vote on amending the Company's Certificate of Incorporation and by-laws (together, "governing instruments"), so that, "to the extent possible," any or all matters submitted to a shareholder vote would carry by a "simple" majority vote. Thereafter, on December 17, 2001, the Proponent also sought to advance the Majority Vote Proposal as the representative, or "legal proxy," of another purported Company shareholder, Mr. Larry Anduha, and submitted "updates" of each of his two proposals, as discussed below.

I. <u>Chronology of Correspondence Between the Company and the Proponent</u>

a. <u>The Rights Plan Proposal</u>

On July 13, 2001, the Proponent sent the Company a facsimile consisting of a letter that purported to invoke the Rule (the "Proponent's July Letter")[1] and the initial version of the Rights Plan Proposal,[2] each dated July 12, 2001. On July 26, 2001, the Company requested that the Proponent cure eligibility and procedural defects in the July Proposal (the "Company's July 26 Letter").[3]

---

1 A copy of the Proponent's July letter is attached as Exhibit A.

2 A copy of the Proponent's July Proposal is attached as Exhibit B.

3 A copy of the Company's July 26 Letter is attached as Exhibit C.

On August 8, 2001, the Proponent sent the Company a facsimile, consisting of a letter (the "Proponent's August Letter")[4] and a revised Rights Plan Proposal,[5] each dated August 8, 2001.

b. **The Majority Vote Proposal**

On September 13, 2001, the Proponent sent the Company a facsimile, consisting of an undated letter, characterized by the Proponent as a "legal proxy," that purported to empower the Proponent to invoke the Rule and submit a proposal on behalf of Mr. McLaughlin,[6] and an initial version of the Majority Vote Proposal, dated September 8.[7]

On September 26, 2001, the Company requested that the Proponent cure eligibility and procedural defects in the Majority Vote Proposal (the "Company's September 26 Letter").[8] The Company pointed out, *inter alia*, that the Proponent had previously submitted the Rights Plan Proposal; accordingly, it reminded the Proponent of the requirements of paragraph (c) of the Rule, that a Proponent may submit only one proposal for a shareholders meeting, and requested that the Proponent withdraw either the Rights Plan Proposal or the Majority Vote Proposal. The Company challenged the

---

4 A copy of the Proponent's August Letter is attached as Exhibit D.

5 A copy of the Proponent's August 8 revised Rights Plan Proposal is attached as Exhibit E.

6 A copy of the Proponent's undated "legal proxy" is attached as Exhibit F.

7 A copy of the initial version of the Proponent's Majority Vote Proposal is attached as Exhibit G.

8 A copy of the Company's September 26 letter is attached as Exhibit H.

Proponent's assumption that he could properly act as a "legal proxy" of another shareholder for purposes of advancing a shareholder proposal and requested that the Proponent advise the Company of the basis for the purported propriety of this procedure. The Company also pointed out, among other things, that the Majority Vote Proposal contained more than 500 words.

On October 10, 2001, the Proponent sent the Company a facsimile, consisting of a letter (the "Proponent's October Letter")[9] and a revised version of his Majority Vote Proposal, each dated October 10.[10] The Proponent cured one defect in the Majority Vote Proposal, by reducing the number of words, but continued to take the position that he was entitled to advance two proposals for the Annual Meeting, one in his own name and another in a "representative" capacity.

c. **Final Versions of Both Proposals**

On December 17, 2001, the last day for the timely submission of proposals for the Company's 2002 Annual Meeting, the Proponent sent a facsimile to the Company, consisting of (i) another undated "legal proxy" purporting to authorize the Proponent to represent another purported Company shareholder, Mr. Anduha, and to submit a proposal in Mr. Anduha's name at the Annual Meeting,[11] (ii) an "updated" revision of the Proponent's Rights Plan Proposal, as of December 17, and (iii) an "updated"

9 A copy of the Proponent's October Letter is attached as Exhibit I.

10 A copy of the Proponent's Majority Vote Proposal, revised as of October 10, is attached as Exhibit J.

11 A copy of the Proponent's "legal proxy" for Mr. Anduha is attached as Exhibit K.

revision of the Proponent's Majority Vote Proposal, as of December 17, which purported to add Mr. Anduha as a co-sponsor of that Proposal. [12]

By letter dated December 26, 2001, the Company informed the Proponent, *inter alia*, that (i) the December 17 update of the Rights Plan Proposal exceeded the 500 word limit; (ii) its prior objections to the Proponent's purported "legal proxy" representation of Mr. McLaughlin in connection with the Majority Vote Proposal applied equally to his purported "legal proxy" representation of Mr. Anduha; and (iii) the Proponent had not cured other cited defects.[13]

For the reasons discussed below, we respectfully request Staff advice that it will recommend no enforcement action if the Company excludes both the Rights Plan Proposal and the Majority Vote Proposal from its proxy materials for its Annual Meeting.

The Company's 2001 Annual Meeting was held on May 16, 2001 and the Company's proxy materials for its 2001 Annual Meeting were filed with the SEC and mailed on April 16, 2001. The Company's 2002 Annual Meeting will take place on May 15, 2002, and the Company expects to file its definitive proxy materials with the SEC on or about April 1, 2002.

---

12 Copies of the Proponent's Rights Plan Proposal and Majority Vote Proposal, each "updated" as of December 17, are attached, respectively, at Exhibit L and Exhibit M. It is these final, "updated" versions of the two proposals that are addressed herein.

13 A copy of the Company's December 26 Letter is attached at Exhibit N.

II. Bases for Exclusion of the Proposals

A. Both Proposals Should be Excluded Due to the Proponent's Violation of the Rule's One-Proposal Limitation

Despite the Company's timely objection under Paragraph (f) of the Rule that the Proponent is entitled to present only one proposal for consideration at the Annual Meeting, Mr. Chevedden has refused to withdraw either the Rights Plan Proposal or the Majority Vote Proposal. Instead, the Proponent's October Letter (Exhibit I) asserted that under "established," *albeit* unidentified "precedent," he is "entitled" to submit the Majority Vote Proposal as the representative of another shareholder, while at the same time advancing the Rights Plan Proposal in his own name. The Company is not aware of any "established precedent" that supports the Proponent's position;[14] in fact, Mr. Chevedden's own experience demonstrates the absence of any such precedent.

In various rulings under paragraph (a)(4) of the prior version of the Rule, the predecessor of existing paragraph (c), the Staff has permitted the exclusion of *all*

[14] The Company included, in its 1999 and 2001 annual meeting proxy materials, without objection, multiple proposals submitted by the Proponent, who was purporting to act on behalf of himself with respect to one proposal and as a "representative" of other shareholders with respect to two other proposals. This decision was influenced by various factors, including the lack of clarity with respect to the nature of the relationship between Mr. Chevedden and the other shareholders, and lack of information as to whether the other shareholders had played any active role in developing and submitting the proposals in issue. However, the decision not to advance an available objection in prior years does not create a "precedent" precluding the invocation of the objection in subsequent years. As the Staff has recently made clear, the outcome of a request for no-action turns only on arguments actually advanced, not on arguments that might have been, but were not, advanced. The Staff has permitted other registrants to exclude proposals that had been included by the registrant in its proxy materials in prior years. *See, e.g., Honeywel International, Inc.* (Mar. 2, 2000) 2000 SEC No-Act LEXIS 277.

multiple proposals submitted by the true proponent *and* his nominal proponents,[15] even where the identity of the true proponent initially was concealed, which prevented the registrant from making a timely preliminary objection under the Rule. And in one recent ruling, the Staff declined to allow the Proponent here, Mr. Chevedden, to act as the representative of a shareholder for purposes of advancing a shareholder proposal.[16]

Here, the Proponent's role as the true author, and only active proponent, of the Majority Vote Proposal is openly evidenced by, *inter alia*, (i) the so-called "legal proxy" itself, submitted for both Mr. McLaughlin and Mr. Anduha, which on its face directs the Company to communicate with the Proponent *only*; (ii) the history of similar proposals, authored and submitted by Mr. Chevedden to the Company in prior years; and (iii) the frequent references made in each of the December 17 versions of the two Proposals to the prior proposals authored by Mr. Chevedden.

In adopting amendments to the Rule in 1976 and 1983, the Commission recognized only two instances where shareholders that were separate persons properly could act together. In 1976, it stated that persons "having an interest in the *same*

---

15 *See, e.g., International Business Machines Corp.* (Jan. 26, 1998) 1998 SEC No-Act LEXIS 99; *Dominion Resources, Inc.* (Feb. 24, 1993) 1993 SEC No-Act LEXIS 292; *Banc One Corporation* (Feb. 2, 1993) 1993 SEC No-Act. LEXIS 1993; *TPI Enterprises, Inc.* (July 15, 1987) 1987 SEC No-Act. LEXIS 2240; *Occidental Petroleum Corp.* (March 27, 1984) 1984 SEC No-Act. LEXIS 1987.

16 *TRW Inc.* (Jan. 24, 2001) 2001 SEC No-Act LEXIS 102. While Mr. Chevedden was not a TRW shareholder, the intent and effect of the Staff's ruling was to prevent Mr. Chevedden from doing, by means of the "representative" device, what he was not permitted to do under the Rule. Thus, in *TRW*, Mr. Chevedden sought to advance a shareholder proposal, despite the fact that he was not a shareholder; here, he seeks, by means of the self-defined "legal proxy" device, to advance more than one of his own proposals, which is also precluded by the Rule.

securities (*e.g.*, the record owner and the beneficial owner, and joint tenants)," would be considered as *one* shareholder, for purposes of meeting the then-new two proposal limit;[17] in 1983, it permitted otherwise separate shareholders to *aggregate* their economic stakes to meet the Rule's then-new economic stake requirements.[18] In purporting to act as the "legal proxy" of a nominal proponent, Mr. Chevedden seeks to "borrow," and use for his own purposes, the nominal proponent's economic stake in the registrant, a tactic which the Commission did not permit in either 1976 or 1983.[19] We submit that the Proponent's practice of "borrowing" the eligibility of other shareholders in order to submit a proposal should be rejected here, as it was in *TRW*.[20]

In seeking to act in a "representative" role for other shareholders based on an undated "legal proxy" (a term not found in the Rule itself), Mr. Chevedden raises substantial and troublesome issues as to whether he is, in fact, engaged in the

---

17 *See*, Exchange Act Rel. No. 9539 (Nov. 22, 1976).

18 Exchange Act Rel. No. 20091 (Aug. 16, 1983). In adopting the current Rule, the Commission raised the required economic stake from $1,000 to $2,000, but did not otherwise change the requirements adopted in 1983.

19 When the Commission in 1976 determined that individual shareholders that shared an ownership interest in the *same* securities should be regarded as *one* shareholder, it was not opening the door to shareholders who do *not* share such an ownership interest to act in concert or to ignore the Rule's former two-proposal limit. Likewise, in 1983, when the Commission permitted A and B, as separate shareholders, to *aggregate* their holdings in order to meet the economic stake requirements, it was permitting A and B's aggregated economic interests to be treated as one shareholder; it was not permitting A to use his own eligibility to submit one proposal and thereafter to borrow B's eligibility to submit a second proposal in B's name.

20 In post-*TRW* correspondence, Mr. Chevedden has advanced the mistaken notion that a borrowing of eligibility is inappropriate only when, as in *TRW*, Mr. Chevedden locates the nominal proponent by advertising on the Internet. *See, e.g. Southwest Airlines, Inc.* (Mar. 13, 2001) 2001 SEC No-Act LEXIS 386. The method by which a shareholder may be solicited to allow Mr. Chevedden to borrow his eligibility is, however, irrelevant.

unauthorized practice of law before the Commission, which the Commission should not permit.[21] However, it is not necessary to resolve those issues. The Proponent's attempt to "borrow" the eligibility of other shareholders for the purpose of advancing his own multiple proposals should be rejected because it violates the Rule.

B. Additional Bases for Excluding the Rights Plan Proposal

1. The Rights Plan Proposal is Exclusable Due to the Proponent's Failure to Comply with the Word Limitation of Paragraph (d) of the Rule

By letter dated December 26, 2001 and delivered to Mr. Chevedden on December 27, 2001 via Federal Express, the undersigned, on behalf of the Company, notified Mr. Chevedden, pursuant to paragraph (f) of the Rule, that the December 17 "update" of the Rights Plan Proposal exceeded the 500-word limit of paragraph (d) and requested that he cure that defect within 14 days of his receipt of the letter.[22] As of the date of this letter, no response from Mr. Chevedden has been received. Accordingly, the Rights Plan Proposal should be excluded from the Company's proxy statement for the 2002 Annual Meeting pursuant to paragraphs (d) and (f) of the Rule.

---

21 The Commission's Rules of Practice provide that an individual may appear on his own behalf before the Commission, and that "a person may be represented by an attorney at law admitted to practice before . . . the highest court of any State." 17 C.F.R. 201.2(a), (b). Mr. Chevedden is not, to our knowledge, a member of the California bar. Moreover, his representation of others in matters relating to shareholder proposals raises the same concerns that the unauthorized practice of law typically raises. The federal securities laws and regulations in this area are complex and significant rights can be affected or even lost by a person who is not subject to the ethical restraints imposed on attorneys proceeding on behalf of another person in an incompetent manner, or in order to advance the goals and viewpoint of the representative, not the person represented.

22 The Rights Plan Proposal consists of approximately 560 words.

2. The Rights Plan Proposal is Excludable Because its Implementation Will Violate Delaware Law, Within the Meaning of Paragraph (i)(2) of the Rule

The Rights Plan Proposal seeks to require shareholder approval of the Company's existing Plan; in the absence of such approval, the Plan is to be redeemed by the Board. As the opinion of the Delaware law firm of Morris, Nichols, Arsht & Tunnell (the "Delaware Counsel Opinion") makes clear, adoption of the Rights Plan Proposal would violate Delaware law.[23] As of the date of this letter, no response from Mr. Chevedden has been received. Accordingly, the Rights Plan Proposal should be excluded from the Company's proxy statement for the 2002 Annual Meeting pursuant to paragraph (d) and (f) of the Rule.

Delaware law grants the Board of Directors exclusive authority to manage the Company. Section 141(a) of the Delaware General Corporation Law (the "D.G.C.L.") states the "bedrock" principle:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a).

As the Delaware Counsel Opinion (Exhibit O) makes clear, Delaware courts have a long and consistent history of protecting a board's authority with respect to decisions regarding shareholder rights plans. It is well established, in Delaware law,

---

23 The opinion of Morris, Nichols, Arsht & Tunnell is attached as Exhibit O.

that decisions with respect to the adoption, the maintenance, and the redemption of a rights plan, are specifically within the board's *exclusive* purview. To deprive directors of their ability to make decisions regarding such plans in managing the company, as set forth in the Rights Plan Proposal, would be contrary to settled Delaware law. Only recently, the Delaware Supreme Court reaffirmed, in the strongest terms, that decisions with respect to a rights plan are for the board, and not the shareholders. In *Leonard Loventhal Account v. Hilton Hotels Corp.*, 780 A.2d 245 (Del. 2001), the Court stated:

> *Moran [v. Household Int'l., Inc.*, 500 A.2d 1346 (Del. 1985)] addressed a fundamental question of corporate law in the context of takeovers: whether a board of directors had the power to adopt unilaterally a rights plan the effect of which was to interpose the board between the shareholders and the proponents of a tender offer. The power recognized in *Moran* would have been meaningless if the rights plan required shareholder approval. Indeed it is difficult to harmonize *Moran*'s basic holding with a contention that questions a Board's prerogative to unilaterally establish a rights plan.

780 A.2d at 249.

Because the central premise of the Rights Plan Proposal is to limit the Board's ability to decide, unilaterally and without shareholder approval, whether to establish, maintain in place, or terminate a shareholders rights plan, the Proposal is contrary to Delaware law and should be excluded from the Company's proxy statement for the Annual Meeting pursuant to paragraph (i)(2) of the Rule.

3. The Rights Plan Proposal is Excludable Under Paragraph (i)(6) of the Rule

Because implementation of the Rights Plan Proposal would cause a violation of Delaware Law, it necessarily follows that the Company likewise lacks the power or authority, within the meaning of paragraph (i)(6) of the Rule, to implement the Proposal.[24]

4. The Rights Plan Proposal is Excludable Under Paragraph (i)(3) of the Rule

The Rights Plan Proposal (as "updated" on December 17, *see* Exhibit L) contains numerous statements excludable under paragraph (i)(3), which incorporates Rule 14a-9. Each excludable statement is either affirmatively misleading, or rests on one or more vague, generalized, unsupported and unsupportable, conclusory assertions. Indeed, due to the extent to which the Rights Plan Proposal consists of statements that are misleading, confusing, or entirely irrelevant to the purported subject matter of the proposal, the Company requests that the Proposal be excluded in its entirety pursuant to Paragraph (i)(3) of the Rule.

a. <u>Citation of Results of Prior Shareholder Votes</u>

The Proposal begins and ends with identical bold-face captions that state: "This Topic Won 52% and 64% shareholder votes at 2 Northrop annual meetings" (the "Majority Vote Caption"). These statements are misleading for several

---

24 *See, e.g.*, *Mattel, Inc.* (Mar. 21, 2001), 2001 SEC No-Act LEXIS 406 (proposal to adopt a bylaw that would require directors appointed to certain committees to meet certain requirements; Delaware counsel had opined that the adoption of the proposed bylaw would violate Delaware law).

reasons. First, the Proponent's attempt to describe, entirely out of context, the level of support received by similar, but not identical, proposals at other meetings deprives the reader of the information needed to evaluate the significance of the cited numbers, including, among other things, (i) the extent to which the "topic" of the proposals that were the subject of the past votes was the same as or different than the current Proposal; (ii) the fact that the proposals voted on at past Company meetings were precatory and that, as stated in the Company's 1999 and 2001 Annual Meeting proxy statements, a majority vote on a precatory proposal is not sufficient, in itself, to effect implementation, nor impose an obligation on the Board to implement the proposal; and (iii) votes cast for proposals at past meetings have no relevance to proposals to be considered at a <u>future</u> meeting. The Company's shares are actively traded on the New York Stock Exchange and the shareholders eligible to vote at future meetings are certainly substantially different than those who voted at the past meetings. The level of support given to other proposals by other shareholders is not germane, and inherently confusing.

The Majority Vote Caption is particularly misleading because it fails to reveal (and, in fact, artfully conceals) that, in the most *recent* prior vote on proposals regarding the Plan, the vote at the 2001 Annual Meeting, the proposal presented by

Mr. Chevedden received substantially *less* support than it did at the 1999 meeting.[25] While the Proponent would obviously prefer not to reveal that the two annual meeting votes indicate a decrease, not an increase, in the level of shareholder support for his viewpoint, the reverse chronological order in which Mr. Chevedden has presented the prior voting results runs afoul of Rule 14a-9.

References to votes cast at past Company meetings improperly seek to exhort Company shareholders to simply march in lock-step with votes cast at *past* meetings by persons who may or may not even be current Company shareholders.[26] Such exhortations run counter to the purpose of a new and separate meeting, and are irrelevant and misleading. At a minimum, the Proponent should be required to specify the year in which a cited level of support was obtained.

b. Purported "Requirement" of a Shareholder Vote

The proposal's next bold face caption states: "Why *require* a shareholder vote to maintain a poison pill"? (emphasis added) (the "Why Vote Caption"). In itself, that caption misleadingly implies that a shareholder vote to "maintain" the Company's Rights Plan is "*required*." As discussed above, not only is

---

25 The Rights Plan Proposal garnered 64% of the vote at the 1999 meeting and 51.8% of the votes cast at the 2001 meeting (calculated in each case by counting abstentions as votes against, in accord with Delaware law).

26 The Staff has required deletion of similarly misleading statements regarding the results of past votes. *See, e.g., Honeywell International, Inc.* (Oct. 26, 2001) 2001 SEC No. Act LEXIS 777); *APW, Ltd.* (Oct. 17, 2001) 2001 SEC No. Act LEXIS 765, *Alaska Air Group, Inc.* (Mar. 13, 2001) 2001 SEC No-Act LEXIS 378.

no such shareholder vote "required" under the D.G.C.L. or the Company's governing instruments, but, as the opinion of the Company's Delaware Counsel makes clear, it would violate Delaware law to require such a vote. The Proponent's proposals included in the Company's 1999 and 2001 proxy statements were "precatory" proposals. The Rule *requires* only that an included precatory proposal be placed on a registrant's agenda for a meeting and included in the registrant's proxy materials. The Proponent's reference to a "requirement," implying to the contrary, is misleading and should be deleted.

c. **References to the CII Recommendation and the CII's Website Address**

The Proposal's purported answer to the question posed by the Why Vote Caption refers *only* to a Council of Institutional Investors ("CII") recommendation that all Rights Plans should be "approved" by a shareholder vote. That statement omits material information and is misleading; it fails to disclose, among other things, (i) that the CII's recommendation is a *general* recommendation only and that, as such, it does not take into account the specifics regarding the Company, the Company's Rights Plan, the requirements of Delaware law, or the Company's governing instruments; (ii) that the CII recommendation is silent as to whether it recommends a shareholder vote only *before* a Delaware company's Board adopts a Rights Plan or whether the recommendation extends to a shareholder vote *after* such a Plan has been properly adopted by the Board; and (iii) any reason why Company shareholders who are *not* CII members should give any weight to the CII recommendation.

The Proposal's reference to the CII recommendation is juxtaposed with the assertion that 72% of the Company's shares is owned by unidentified institutions.[27] This juxtaposition is misleading because it suggests that the unidentified institutional investors are CII members that will likely vote for the Proposal. The juxtaposition of the statements regarding the support received by other proposals at prior meetings, with the fact that the Company is supposedly 72%-owned by "institutional investors," is intended to do nothing more than generate a "bandwagon effect" for the Proposal. Courts have found similar representations to be misleading under Rule 14a-9.[28]

Indeed, the Proposal reveals nothing about the CII except the CII's name, the existence of its recommendation, and the CII's website address. The CII's website is not subject to any of the Rule's requirements.[29] In order to preserve the Rule's

---

27 The Proponent's December 17 update of his Majority Vote Proposal asserts that 83% of the Company's shares is owned by institutional investors. Both of these inconsistent references should be excluded. The Company, pursuant to Item 402 of Regulation S-X, will be providing current and accurate information to its shareholders regarding institutional ownership of the Company's stock.

28 For example, in *Lone Star Steakhouse & Saloon v. Adams* ("*Lone Star*"), 148 F. Supp. 1141 (D. Kan. 2001), the Court found such statements, which it aptly characterized as intended to generate a "bandwagon effect," to be misleading under Rule 14a-9. In *Lone Star,* the Court, in the context of a contested election of directors, concluded that both (i) an overstatement of the percentage of shareholder support and (ii) a claim of support from an unspecified number of unidentified stockholders were materially misleading under Rule 14a-9; the court viewed those statements as intended to ". . . generate a bandwagon effect on other shareholders," which it described as follows:

> If shareholders believe that a significant number of other investors support defendant, that belief will likely impact the decision of those investors with less time to research the claims of either existing management or the proxy contestants.

Here, the juxapositioning of these statements is intended to do nothing more than generate such a "bandwagon effect" for the Rights Plan Proposal.

29 Indeed, the CII website expressly *disclaims* the accuracy of information set forth on its website regarding shareholder proposals.

integrity, the Staff consistently has required deletion of third-party website addresses from shareholder proposals,[30] and it has directed the Proponent to delete the CII website address from one of his recent proposals.[31] At a minimum, the CII website address should likewise be deleted here.

d. <u>Misleading Statements Regarding the Purported Linkage of Votes Cast at Past Company Meetings "For" the Election of Directors and Votes Cast "For" Precatory Proposals</u>

The next boldface caption states: "Votes Equally Valuable" (the "Equal Votes Caption"). The Equal Votes Caption, on its face, has no meaning; coupled with the text appearing below, however, the misleading nature of the Proponent's contention becomes clear.

The first paragraph under the Equal Votes Caption asserts the following "belief:"

> ". . . when our directors accept yes-votes for their own reelection, the board should give equal value to yes-votes for shareholder proposals."

The second paragraph states that the "topic" of the Rights Plan Proposal won majority votes in two separate elections. Thus, the Proponent suggests that by "accepting" their election as directors, the members of the Board "should" also implement precatory proposals that received majority votes.

---

30 *See, e.g., The Boeing Company* (Feb. 23, 1999); *Emerging German Funds* (Dec. 22, 1998); *Pinnacle West Capital Corporation* (March 11, 1998).

31 *See, AMR Corporation* (Apr. 3, 2001) 2001 SEC No-Act LEXIS 473.

However, votes cast at the Company's 1999 and 2001 Annual Meetings "for" the election of directors were not (and could not properly have been) linked in any way to votes cast on the various precatory proposals considered at those meetings; those votes involved entirely different issues, were based on different voting regimes,[32] and, under Rule 14a-4, are "separate matters" that were not and could not properly be "bundled" together on a proxy form.

Second, the statement is false and misleading because it fails to disclose that the rights plan proposals advanced at the 1999 and 2001 meetings were precatory proposals and that a majority shareholder vote in favor of them was, in itself, insufficient to effectuate their implementation. The Proposal's mischaracterizations regarding the prior proposals are likely to mislead Company shareholders to believe that a majority vote on the Proposal at a future meeting will, or should, automatically impose an *obligation* on the Board to implement the Proposal. This is inaccurate, and such statements should be deleted.

e. Statements that Impugn the Integrity of Members of the Company's Board Without Any Basis

A significant portion of the Proposal is dedicated to various scatter-shot criticisms in which the Proponent, directly or indirectly, but in every case without foundation, impugns the integrity of the Board, *qua* Board, and various of its

32 Under § 216 of the D.G.C.L. and the Company's governing instruments, directors are elected by a plurality.

members.[33] Under the bold-face caption, "A reason to take the one step proposed here" (the "One Step Caption"), the Proponent sets forth various bullet points, advocating not "one" step, but multiple steps, all completely unrelated to the Proposal. The Proponent states that "many items" need improvement at the Company and that unidentified institutional investors "believe" there "are or were" a number of "practices" at the Company that could be "improved." These statements appear to represent nothing more than the Proponent's "belief," to which the Proponent seeks to add weight by attribution to unidentified "institutional investors." This bolstering is misleading, and should be excluded.

In addition, the statements made in each of the Bullet Points is extraneous to the Company Rights Plan and, as such, is confusing and misleading. The Proponent's Eighth Point asserts that the Company's pensions for directors "could compromise" director loyalty to shareholders, implying, without any foundation, that the directors may act in breach of their Delaware law duty of loyalty for reasons somehow related to pensions.

The Tenth Point asserts that an unidentified director who sits on the Board's Audit Committee does not have the requisite "independence" to sit on that Committee, because that director's law firm provides professional services to the Company. That

---

33 Indeed, the pervasive nature of the criticisms of the Board make it appear that the Proposal is a thinly veiled "solicitation," as that term is defined in Rule 14a-1, of Company shareholders to vote "against" or withhold votes from any current Board members who may become nominees. So viewed, the Proposal is excludable under paragraph (a)(8) of the Rule.

assertion impugns without foundation the integrity of both the Board and the individual director; it falsely asserts not only that the individual director is not independent, within the meaning of the NYSE listing standards, but also that the Board is remiss by allowing an "unqualified" director to sit on the Audit Committee, in contravention of the Company's listing agreement with the NYSE. Both suggestions are wrong. The individual director is, and at all times has been, independent under the NYSE standards; the Proponent's contrary assertion presumably derives from his lack of understanding of those standards. Moreover, this individual director's relation with the law firm is, and since the end of 2000 has been, that of a retired partner, not (as the Proponent implies) an active partner, as was fully disclosed in the Company's 2001 proxy statements.

The Eleventh Point appears intended as a companion to the Tenth. It asserts that the same unidentified director's position on the Company's Audit Committee bears "unsettling similarities to a criticized Enron Practice." News reports regarding Enron have focused generally on serious, and potentially criminal, allegations of fraud and financial irregularities, matters that bear no relationship whatever to a director's relationship to a law firm. The Proponent's statement implying otherwise should be deleted.

Each of the other Bullet Points is irrelevant, confusing and pejorative. Certain of these Points relate to matters set forth in the Company's governing instruments, *e.g.*, the requirement for an 80% vote (First Point), and the Company's classified board

(Second Point).[34] Others relate to matters *not* included in the Company's governing instruments, *e.g.*, the absence of "Confidential Voting" (Sixth Point) and the absence of Cumulative Voting (Seventh Point). Each suggests that because other registrants' governing instruments may differ from the Company's, there is something inherently "wrong" with the Company's governing instruments, and indirectly suggests that the Board is remiss in permitting this situation to exist. There is no basis for such suggestion.

The Ninth Bullet Point falsely asserts that Directors are "allowed to own absolutely no voting stock." To the contrary, as disclosed in the Company's 2001 proxy statement, 11 of the Company's 13 directors, in fact, owned Company shares at that time. Despite the fact that these matters were specifically discussed with the Proponent himself at the 2001 Annual Meeting, he has persisted in making these groundless assertions.

The Twelfth, Thirteenth and Fourteenth Points appear to be intended to be read together. Together, they criticize the *Company* for the consequences of the *Proponent's* failure to reduce the number of words in three of his proposals which were excluded by the Company from its 2000 proxy materials; in fact, the exclusion was attributable to the *Proponent's* decision to refuse to respond to the Company's

---

34 Each of these two points has been the subject of other proposals previously advanced by the Proponent. The Proponents "cross-references" to other issues in this manner is misleading and should be deleted.

letters regarding the word limitation, which the Proponent cavalierly dismisses as a "technicality." This irrelevant material should be deleted.

f. Miscellaneous Misstatements

The final three bold-face captions of the Proposal state (i) "Is this proposal supported by institutional investors?" (ii) "Evaluating the merits of shareholder proposals," and (iii) "Shareholders welcome more information." The statements made under each of those captions are misleading. These statements criticize the Board for not having implemented the Proponent's prior precatory proposals, and suggest that Company shareholders should vote for the Rights Plan Proposal simply because unidentified institutional shareholders and analysts support it. The criticism of the Company's "stand" on the Proponent's past proposals fails to acknowledge that, on December 3, 1999, the Board issued a press release, publicly announcing that it would continue to evaluate each of the three 1999 precatory proposals, including one which did not receive a majority vote, and would announce at the 2002 Annual Meeting the results of that consideration. Finally, the Proponent misleadingly implies that the Company is under an obligation to gather information from unidentified institutions or analysts. The Proponent previously has been directed by the Staff to eschew references to unidentified institutions and analysts, and has required either deletion of such references or specificity.[35] Here, these statements run counter to the prohibitions of Rule 14a-9 against vague statements and the Staff's prior directions; the statements should be deleted for these reasons.

Finally, the last sentence of the Proposal states: "In the interest of shareholder value from a shareholder perspective, vote yes for [the Proposal]." This sentence is misleading in that it posits the existence of a cause-and-effect relationship between a vote "for" the Proposal and an increase in the value of the Company's shares. The value of a registrant's shares is undoubtedly affected by a host of factors, but the Proponent cites no basis or support, factual or otherwise, for his belief that there is a cause-and-effect relationship between a vote "for" a precatory proposal, such as the Rights Plan Proposal, and the value of a registrant's shares.

For the reasons discussed above, we submit that all the following should be deleted pursuant to subsection (i)(3) of the Rule:

(i) the Majority Vote Caption;

(ii) the Why Require Caption and all the statements made under that caption;

(iii) the Equal Votes Caption and all the statements made under that caption,

(iv) the One Step Caption and all the statements made under that caption,

35 *See, e.g.*, *Honeywell International, Inc.* (Oct. 16, 2001) 2001 SEC No-Act LEXIS 750; *Southwest Airlines Co.* (Mar. 20, 2001) 2001 SEC No-Act LEXIS 409; *Alaska Air Group, Inc.* (Mar. 13, 2001), 2001 SEC No-Act LEXIS 209.

(v) the final three bold-face captions and all the statements made under those captions, and

(vi) the final sentence of the Proposal.

C. Additional Bases for Exclusion of the Majority Vote Proposal.

1. The Majority Vote Proposal Is Excludable Under Paragraph (i)(3) of the Rule

The Majority Vote Proposal, by its terms, seeks to replace *unspecified* provisions of the Company's governing instruments with new provisions that would state that a "simple" majority-vote would carry on all matters submitted to a shareholder vote, "to the extent possible." The term "*simple* majority vote" does not appear in the D.G.C.L. When the concept of a "majority vote" *is* used in the D.G.C.L., it can refer to either (i) a majority of the company's *outstanding* shares,[36] or (ii) a majority of shares present and voting at a meeting.[37] The Proposal fails to specify which of those two majority vote standards it seeks. The phrase "to the extent possible" identifies no yardstick to measure what is "possible" and any measurement the Board might devise would be imprecise and inherently subjective.

Separately and together, the phrases "simple majority" and the "to the extent possible" make the Proposal so vague that shareholders cannot know what they are being asked to vote on. In addition, as discussed below, the Majority Vote Proposal

---

36 *See, e.g.*, §§ 242(b)(1) and 251(c) of the D.G.C.L.

37 *See, e.g.*, § 216(2) of the D.G.C.L.

consists, virtually in its entirety, of statements that are misleading, confusing, or entirely irrelevant to the purported subject matter of the Proposal. The Company requests that the Majority Rights Proposal be excluded in its entirety for this reason.

The Proposal's first bold-face caption, "Allow Simple-Majority Vote" is juxtaposed with its second bold-face caption that states: "This Topic Won 52% & 64% Shareholder votes at 2 Northrop Annual Meetings" (the "Majority Vote Captions"). Those two captions, which appear at the beginning *and* end of the Proposal, are misleading for several reasons.

a. Citation of Results of Prior Shareholder Votes

First, the asserted percentage votes are both incorrect and (even more importantly) misleadingly presented. At the 1999 Annual Meeting, the Proponent's Majority Vote Proposal received 62.2% of the vote, not 64%; at the *more recent* 2001 Annual Meeting, however, the Majority Vote Proposal received a substantially lesser 52.3% vote (in each case calculated under Delaware law by treating abstentions as votes against). Further, the Majority Vote Captions characterize the past votes as "winning" votes, without discussing the implications of the fact that the proposals voted on were precatory. As previously noted, under the Company's governing instruments, a majority vote on a precatory proposal is sufficient to "carry," but it is *not*, as the Proponent implies, a "winning" vote in the sense that it results in or requires implementation.

b. Mischaracterization of Effect of Higher Voting Requirement

The second bold-face caption states "Why Return to simple-majority vote" (the "Why Return Caption"). The first paragraph under that caption misleadingly characterizes the effect of certain provisions of the Company's governing instruments that, in accordance with the D.G.C.L., require an affirmative vote of 80% of the outstanding shares, by asserting that the votes of 1% of the Company shares have, in effect, a "veto" power over the votes of 79% of the shares. That assertion is false. In the context of a voting requirement based on a stated percentage of the *outstanding* shares, the votes of 1% of the shares hold no such veto power, whether the required vote is 80%, a majority of the *outstanding* shares, or some other percentage. The Staff repeatedly has required the deletion of similar statements in the Proponent's proposals.[38]

c. References to Other Shareholder Votes on Other Proposals

The second paragraph under the Why Return Caption is misleading, confusing and irrelevant. That paragraph asserts that "Simple Majority proposals" similar to the instant proposal "won" "54% APPROVAL" from shareholders in *other unidentified* registrants (characterized as "major companies") in "both 1999 and

---

38 *See, e.g., Honeywell International, Inc.* (Oct. 16, 2001), 2001 SEC No-Act. LEXIS 758; *Electronic Data Systems Corporation* (Sept. 28, 2001) 2001 SEC No-Act. LEXIS 735); *Allied Signal Inc.* (Jan. 29, 1999) 1999 SEC No-Act. LEXIS 124.

2000." This statement fails to reveal, among other things, (i) the methodology used to calculate the "54% APPROVAL" at unidentified meetings of an unstated number of unidentified registrants over a two-year period; (ii) any differences among the proposals purportedly voted on, characterized by the Proponent as "like" the Majority Vote Proposal, including whether the proposals were precatory or mandatory; and (iii) any differences among the various registrants which were requested to consider such proposals, including the extent to which the terms of the other registrants' governing instruments were similar to or different from the Company's governing instruments. Statements purporting to characterize how shareholders of *other* registrants may have cast their votes in the past on proposals vaguely claimed to be "like" the Majority Vote Proposal are not only misleading, but entirely irrelevant. Clearly, there is no unifying "bond" among and between the shareholders of other registrants in 1999 and 2000, and shareholders of the Company at a upcoming future meeting and, presumably for this reason, the Staff has required the Proponent to delete similar misleading assertions.[39]

The third, fourth, and fifth paragraphs under the Why Return Caption also refer to the percentage votes garnered by the Proponent's two other precatory proposals voted on at the Company's 1999 Annual Meeting, but fail to discuss the more recent vote in 2001, where the Proponent's proposals garnered substantially less support than

---

39 *See, e.g., APW Ltd.* (Oct. 17, 2001) 2001 SEC No-Act LEXIS 765.

they did in 1999.[40] The references to Proponent's two other 1999 proposals, submitted and voted on in 1999 as "separate" precatory proposals, provide no reason why Company shareholders should vote for the current Majority Vote Proposal at the upcoming annual meeting, and are confusing and irrelevant. The Staff previously has required the Proponent to delete such references.[41]

d. Mischaracterization of Board's Position

The fifth paragraph under the Why Return Caption is also misleading because it is premised upon two false notions -- (i) that a "majority" vote on a precatory proposal *requires* the Board to automatically and promptly implement the proposal, and (ii) that by *not* promptly implementing the three 1999 precatory proposals, the Board has been remiss. Contrary to these statements, there are two prerequisites to amendment of the existing 80% vote requirements in the Company's governing instruments: (i) an affirmative Board recommendation, and (ii) an 80% approval by shareholders of the outstanding shares.

The fifth paragraph under the Why Return Caption also mischaracterizes the Company's December 3, 1999 press release regarding its position with respect to the Proponent's proposals. That press release indicated that the Board voluntarily would consider each of the three proposals advanced by the Proponent in that year. Despite

---

40 In 2001, the Proponent's Rights Plan Proposal garnered 51.8%, the Majority Vote Proposal garnered 52.3%, and a proposal to require the annual election of all directors garnered 48.6% of the votes.

41 *See, Allied Signal Inc.* (Jan. 29, 1999) 1999 SEC No-Act. LEXIS 124.

this, the fifth paragraph mischaracterizes the Board's decision as "3 years of procrastination," and characterizes the Board itself as the "champion of the status quo." Those assertions are inconsistent with the rationale of a precatory proposal and impugn the integrity of the Board members, without factual foundation.

In addition, the same paragraph accuses the *Board* of "*demanding*" a "3d vote" on the Proponent's three 1999 proposals (as if the Proponent's three proposals were *Company* proposals). It is the Proponent who now "demands" a third vote on two of the three 1999 Proposals, which the Board committed itself to evaluate, and has, in fact, extensively evaluated.

e. Miscellaneous Misstatements

The bold-face caption, "Good Management Rules Are Arguably a Tool to Unlock Shareholder Value" (the "Good Management Caption") is also misleading. Again, the Proponent asserts the existence of a cause-and-effect relationship between Proponent's notions of what may constitute "Good Management" and "unlocking shareholder value." As noted, the Proponent cites no support for the claim that there is such relationship between the Proponent's notions of "good management" and "value."

The first paragraph under the Good Management Caption is misleading for other reasons. Again, it refers to the CII website and purports to state the position of the CII; these statements should be excluded for the reasons discussed above with respect to the Rights Plan Proposal. It also cites an undated edition of *Business Week* as the sole source for the following statement: "A number of studies show that well-governed companies not only make more money than poorly governed, but investors are likely to give them a higher value." This statement does not identify (i) any of the studies, (ii) any of the studies' authors, or (iii) when the studies were made. Since *Business Week* is a weekly publication, the omission of this information effectively prevents any shareholder from determining whether such statement was ever made in any edition of *Business Week* or whether it represents the Proponent's inaccurate paraphrasing. The Staff has repeatedly asked the Proponent to eschew such vague statements and meaningless citations.[42] This paragraph should be deleted.

The first sentence of the third paragraph under the Good Management Caption names Mr. McLaughlin as the proponent of the Majority Vote Proposal in 2001 and 1999; the third sentence of the same paragraph asserts that "the Company . . . *concealed* Mr. McLaughlin's name, which is characterized as 'shareholder unfriendly'." Further, it is stated that the Company "refused" to give Mr. McLaughlin "credit" for advancing the prior proposal. These statements cannot be reconciled with paragraph (l) of the Rule, which expressly permits a registrant, in lieu of such identification, to offer to provide identifying information about a proponent, upon request of a shareholder. The Company has a long-standing policy of electing not to

42 *See, e.g., Honeywell International, Inc.* (Oct. 16, 2001) 2001 SEC No-Act LEXIS 750; *Southwest Airlines Co.* (Mar. 20, 2001) 2001 SEC No-Act LEXIS 409; *Alaska Air Group, Inc.* (Mar. 13, 2001), 2001 SEC No-Act LEXIS 209.

publish *any* proponent's name in its proxy statements.[43] The Proponent's various assertions regarding Mr. McLaughlin conflict with paragraph (l) and should be deleted.

The next bold-face caption, "Weak Management Argument," as well as the sentences appearing under the caption, fail to indicate what Company "argument" is being referred to, or where that argument might have been advanced. The sentence is vague and confusing and both the caption and the sentence should be deleted.

Under the Proposal's last bold-face caption, "A Public Trust," the Proponent states that the Company is a public trust on which the nation's defense depends. The Company is a business corporation engaged in the lines of business described in its public filings, not a "public trust" in any meaningful sense of that phrase.

The Proposal's final sentence once again asserts the existence of a cause-and-effect relationship between the value of the Company's shares and shareholder votes for the Proposal. As discussed above, that assertion is misleading.

For the reasons discussed above, we submit that the following should be deleted pursuant to subsection (i)(3) of the Rule:

(i) the Majority Vote Caption;

---

43 Pursuant to that policy, the Company, in its 1999 and 2001 proxy statements, not only omitted the names of Mr. Chevedden and his nominal proponents, but also omitted the name of another proponent.

The body of Mr. Chevedden's proposals, as in all versions of the current Majority Vote and Rights Plan Proposals, typically give his name and address *twice*. The Company, in reliance on paragraph (l), has never printed Mr. Chevedden's name or address, or those of his "nominee" proponents.

(ii) the Why Return Caption and all the statements made under that caption;

(iii) the Good Management Caption and all the statements made under that caption;

(iv) the Weak Management Argument Caption and all the statements made under that caption;

(v) the Public Trust Caption and all the statements made under that caption; and

(vi) the final sentence of the Proposal.

Six copies of this letter, including exhibits, are enclosed. If you have any questions or need any further information, please feel free to contact me at the above telephone number or, in my absence, Janet Gamer, at 639-7027.

Very truly yours,

James H. Schropp

cc: Mr. John Chevedden
2215 Nelson Avenue
Number 205
Redondo Beach, CA 90278

A

JOHN CHEVEDDEN
2215 Nelson Avenue. No. 205
Redondo Beach. CA 90278-2453
PH & FX
310/371-7872

FX: 310/201-3114
PH: 310/553-6262

July 12, 2001
Via facsimile

RECEIVED
JUL 13 2001
JOHN MULLAN

Mr. Kent Kresa
Chairman of the Board, President,
and Chief Executive Officer
Northrop Grumman Corporation
1840 Century Park East
Los Angeles, CA 90067-2199

Dear Mr. Kresa and Directors of Northrop Grumman Corporation,

This Rule 14a-8 proposal is respectfully submitted for the 2002 annual meeting or next shareholder meeting in the format intended for publication. Rule 14a-8 requirements are and/or will be met.

Sincerely,

John Chevedden
Northrop Grumman shareholder

cc:
John H. Mullan
Secretary
FX: 310/556-4556
PH: 310/201-3074

B

July 12, 2001
PROPOSAL 3
SHAREHOLDER RIGHT TO VOTE ON POISON PILLS
TOPIC THAT WON 57% SHAREHOLDER APPROVAL
at 24 MAJOR COMPANIES in 2000

This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278.

SHAREHOLDER RIGHT TO VOTE ON POISON PILLS
TOPIC THAT WON 57% SHAREHOLDER APPROVAL
at 24 MAJOR COMPANIES in 2000

Shareholders request the Board redeem any poison pill issued previously or in the future unless such issuance is approved by the affirmative vote of shareholders, to be held as soon as may be practicable.

Why require a shareholder vote to maintain a poison pill?
The Council of Institutional Investors ((www.cii.org) recommends:
Shareholder approval of all poison pills.
Northrop Grumman is 72%-owned by institutional investors.

What incentive is there for good corporate governance – highlighted by shareholder vote on poison pills?
A survey by McKinsey & Co., international management consultant, shows that institutional investors would pay an 18% premium for good corporate governance.
Source: *Wall Street Journal*

The topic of this proposal by this same proponent, John Chevedden, Redondo Beach, California, won majority votes in 2 separate elections at Northrop Grumman (NOC). One vote exceeding 64% shareholder approval.

Some shareholders may consider this one proposal, to enhance management accountability, to deserve greater attention at Northrop Grumman. This could be due to the other types of management practices allowed at Northrop Grumman that are criticized by professional investors:

- 80% vote is required for changes that could benefit Northrop shareholders.
  A 51% vote is widely used at other companies.
- 3-year terms for Northrop directors.
  One-year terms are widely used.
- Northrop failed to adopt 4 shareholder proposals that shareholders passed at 2 recent annual meetings.
  This is at a company that is 72%-owned by large shareholders who study shareholder resolutions thoroughly before voting.
- A director, employed by a law firm used by both Northrop and Lockheed, sat on the key audit committee.
- Confidential voting is not allowed at Northrop.
  Confidential voting is used at many companies.
- Cumulative voting is not allowed.
  Cumulative voting is used at many companies

* Northrop directors have pensions that could compromise their duty and loyalty to shareholders.
  Director pensions have recently been widely discontinued.

It is believed that greater management accountability, through shareholder vote on poison pills, will improve Northrop performance in facing these challenges:

* $350 million drop (50% drop) in pension income for 2001
* $2-a-share drop in GAAP earnings for 2001
* Indefinite Navy delay in choice of winner for $30 billion DD 21 destroyer program
* $1 billion tax bill due on B-2 program

To increase management accountability and shareholder value vote yes for:

SHAREHOLDER RIGHT TO VOTE ON POISON PILLS
TOPIC THAT WON 57% SHAREHOLDER APPROVAL
at 24 MAJOR COMPANIES in 2000
YES ON 3

The company is respectfully requested to insert the correct proposal number based on the date of proposal submittal.

C

Corporate Vice President
and Secretary

NORTHROP GRUMMAN

Northrop Grumman Corporation
1840 Century Park East
Los Angeles, California 90067-2199
Telephone 310-201-3081

July 26, 2001

VIA FACSIMILE AND FEDEX

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, California 90278

Re: Your Letter dated July 12, 2001,
Regarding Shareholder Proposals

Dear Mr. Chevedden:

This will acknowledge our receipt, on July 13, 2001, of your letter dated July 12, 2001.

Your letter purports to invoke Securities and Exchange Commission ("SEC") Rule 14a-8 (the "Rule") to submit a proposal for inclusion in the Company's proxy materials for *either* the Company's 2002 annual shareholders' meeting *or* the Company's next special shareholders' meeting. Your letter further states that the Rule's "requirements are and/or *will be met*."

The Company does not regard your letter as adequate to invoke the Rule. As a frequent user of the Rule, you presumably are familiar with the Rule's eligibility and procedural requirements, as well as the fact that the Rule contemplates that a shareholder must fulfill those requirements when a proposal is *first* submitted, not at some unspecified date in the future. Accordingly, as provided in paragraph (f) of the Rule, unless you correct the deficiencies noted below within 14 days of your receipt of this letter, the Company intends to exclude your proposals on the basis of your lack of compliance with the Rule's eligibility and procedural requirements. I am enclosing a copy of the Rule for your convenience.

1. First, the Rule does not permit a shareholder to submit simultaneously a proposal for more than one shareholders' meeting. For your information, the Company has no outstanding call for a special meeting, but reserves its right to call such a meeting, whenever circumstances may warrant. If such a meeting were called, you would receive notice; such a meeting may be held either before or after the annual meeting. Accordingly, please inform me whether you seek to submit your proposal at the Company's 2002 annual meeting *or* at any special meeting that may be held before the annual meeting.

2. Second, any shareholder who seeks to invoke the Rule, whether a record owner or a beneficial owner of shares, is required to inform the Company whether he intends to maintain his share ownership through the date of the relevant meeting (*see* paragraph (b) of the Rule). Your letter is silent on this matter. Thus, please advise me regarding your intentions in this regard.

3. Third, the Rule limits a shareholder to *one* proposal per meeting (*see* paragraph (c) of the Rule). Your letter exceeds that limit. Although your proposal, as captioned in bold-face type, appears to indicate that it seeks a "shareholder right to vote on poison pills," the text of the proposal is not limited to this discrete proposal. Rather, the proposal bundles together the following: (i) a proposal that the Board *redeem* the Company's *current* rights plan; (ii) a proposal that the Company's shareholders *vote on whether to approve* the Company's *current* rights plan; (iii) a proposal that the Board *redeem* any *future* Company rights plan; and (iv) a proposal that the Company's shareholders *vote on whether to approve* any *future* Company rights plan.

In addition, various other, entirely extraneous proposals are raised or discussed in the text of your proposal, including proposals to "enhance management accountability" by (i) amending the Company's Certificate of Incorporation to eliminate the requirement of an 80% vote of shareholders and substitute therefor a simple majority vote; (ii) amending the Company's Certificate of Incorporation to eliminate the three-year term of service of the Company's directors on a classified Board and to substitute a one-year term of service on a non-classified Board; (iii) adopting "confidential voting" procedures; (iv) providing for cumulative voting; (v) disqualifying a Company director from serving on the Board's audit committee; and (vi) discontinuing director pensions that "could compromise" directors' "duty and loyalty to shareholders." The Company regards this package of disparate proposals as wholly incompatible with the Rule's *one* proposal requirement, as well as the legal requirements pertaining to the Company's proxy cards, which do not permit bundled proposals. Accordingly, please inform me which *one* of your various proposals you wish to pursue.

In the event you provide timely responses to the above requests, the Company reserves its right to seek to exclude your proposal, or portions thereof, from its proxy materials on any grounds that may be available under the Rule.

Very truly yours,

John H. Mullan

Enclosures: Copy of Rule 14a-8

260582_2

d

JOHN CHEVEDDEN

2215 Nelson Avenue. No. 205
Redondo Beach. CA 90278

PH & FX
310/371-7872

FX: 310/556-4556
PH: 310/201-3074

August 8. 2001

Mr. John H. Mullan
Secretary
Northrop Grumman Corporation
1840 Century Park East
Los Angeles, CA 90067-2199

Dear Mr. Mullan.

This responds to the company July 26, 2001 letter. The company letter seems overbearing and disrespectful to shareholders – given that this proposal in some way represents a majority of shareholders who cast ballots in each of 2 separate elections.

Furthermore, the company appears to mistakenly claim that a shareholder must have had company stock ownership during 2002 "when a proposal is *first* submitted" in 2001.

Rule 14a-8 requirements are and/or will be met which include holding the shares through the date of the annual meeting. Thus the shares will be held through the date of the annual meeting.

Additionally the company appears to have mistakenly addressed text that is not in the proposal in the company item 3.

The rule 14a-8 proposal is worded to be for the 2002 annual meeting if the company's legal advice is correct that a shareholder proposal, according to rule 14a-8, cannot be introduced as submitted for "the 2002 annual meeting or next shareholder meeting." All rights are reserved for the proposal if this company legal advice is not correct. It is intended that this proposal meet rule 14a-8 requirements and that it be submitted for the first shareholder meeting (singular) in which it can be voted upon by shareholders.

The company has not cited the rule 14a-8 text that determines this point (in its view) nor has the company provided any precedent. Hence the company is implicitly asking the shareholder to act blindly on company legal advice after the above apparent company mistakes in its letter.

It is believed a supporting statement, that shareholders may be motivated to vote for one proposal that promotes good governance, because the company has a number of obsolete practices, does not constitute additional proposals.

We look forward to resolving issues informally with the company. This proposal topic was supported by a majority of shareholders who cast ballots in each of 2 separate elections. Hence shareholders probably do not support a management effort exclude shareholders from a third shareholder vote or company micro-management of a shareholder proposal.

Sincerely,

John Chevedden
Northrop Grumman shareholder

cc:
Kent Kresa
Chairman of the Board, President,
and Chief Executive Officer
FX: 310/201-3114
PH: 310/553-6262

E

August 8, 2001
PROPOSAL 3
SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This is in the interest of clarity and avoids the possibility of misleading shareholders.]

TOPIC THAT WON 57% SHAREHOLDER APPROVAL at 24 MAJOR COMPANIES in 2000

This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278.

Shareholders request the Board redeem any poison pill issued previously unless such issuance is approved by the affirmative vote of shareholders, to be held as soon as may be practicable.

Why require a shareholder vote to maintain a poison pill?
The Council of Institutional Investors (www.cii.org) recommends:
Shareholder approval of all poison pills.
Northrop Grumman is 72%-owned by institutional investors.

Votes equally valuable
It is believed that when the board accepts yes votes for their own reelection, the board should give equal value to yes votes for a shareholder proposal, and take the steps to adopt this proposal – not waiting for a third vote.

The topic of this proposal by this same proponent, John Chevedden, Redondo Beach, California, won majority votes in 2 separate elections at Northrop Grumman.
One vote exceeding 64% shareholder approval.

Improve Board Performance
It is believed that greater management accountability, in part through shareholder vote on poison pills, will improve Northrop performance. Northrop is believed burdened with the following obsolete practices not in the best interest of shareholders according to a significant number of institutional investors. This set of obsolete practices may further motivate shareholders to vote in favor of this poison pill proposal.

- An 80% vote is required for changes that could benefit Northrop shareholders.
  A 51% vote is widely used at other companies.
- Northrop directors sit for 3 year terms. There are no competing candidates for election.
  One-year terms are widely used.
- Northrop failed to adopt 4 shareholder proposals that shareholders passed at 2 recent annual meetings.

This is at a company that is 72%-owned by large shareholders who study shareholder resolutions thoroughly before voting.

- A director, employed by a law firm used by both Northrop and Lockheed, sat on the key audit committee.
- Confidential voting is not allowed at Northrop.
  Confidential voting is widely used at many leading companies.
- Cumulative voting is not allowed.
  Cumulative voting is used at many companies
- Northrop director pensions could compromise director loyalty to shareholders.
  Director pensions have been widely discontinued at leading companies.

It is believed that greater management accountability, in part through shareholder vote on poison pills, will improve Northrop performance in facing these challenges:

- $350 million drop (50% drop) in pension income for 2001
- $2-a-share drop in GAAP earnings for 2001
- Indefinite Navy delay in choice of winner for $30 billion DD 21 destroyer program
- $1 billion tax bill due on B-2 program

To increase management accountability and shareholder value vote yes for:

SHAREHOLDER VOTE ON POISON PILLS
TOPIC THAT WON 57% SHAREHOLDER APPROVAL
at 24 MAJOR COMPANIES in 2000
YES ON 3

The company is requested to insert the correct proposal number based on the date of proposal submittal.

Brackets "[ ]" enclose text not intended for publication.

F

Jerome McLaughlin
31316 Floweridge Dr.
Rancho Palos Verdes, CA 90275

FX: 310/201-3114
PH: 310/553-6262

Mr. Kent Kresa
Chairman of the Board, President,
and Chief Executive Officer
Northrop Grumman Corporation
1840 Century Park East
Los Angeles, CA 90067-2199

Dear Mr. Kresa and Directors of Northrop Grumman Corporation,

This Rule 14a-8 proposal is submitted for the 2002 annual shareholder meeting. The submitted format is intended to be used for publication. Rule 14a-8 requirements are and/or will be met including ownership of the required stock through the date of the applicable shareholder meeting.

This is the legal proxy for Mr. John Chevedden and/or his designee to represent me and this shareholder proposal for the next shareholder meeting before, during and after the applicable shareholder meeting. Please direct all future communication to Mr. John Chevedden.

Mr. John Chevedden can be contacted at:
PH: 310/371-7872
FX: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Sincerely,

Jerome McLaughlin
Jerome McLaughlin
Northrop Grumman shareholder

September 8, 2001
Date

cc:
John H. Mullan
Secretary
FX: 310/556-4556
PH: 310/201-3074

6

September 8, 2001

4 – ALLOW SIMPLE-MAJORITY VOTE

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This is in the interest of clarity and avoids the possibility of misleading shareholders.]

ADOPT THE PROPOSAL TOPIC THAT WON MORE THAN 63% SHAREHOLDER APPROVAL

Shareholders request the reinstatement of simple-majority vote. This includes removing Northrop requirements for greater than a majority shareholder vote to the fullest extent possible. This will arguably enhance shareholder value.

Why return to simple-majority vote?

- Under the existing Northrop rules, if 79% of Northrop shares vote yes to remove a director for good cause and 1% vote no – only 1% of shares could force their will on the overwhelming 79% majority.
- Simple-majority proposals like this proposal won 54% APPROVAL from shareholders at major companies in both 1999 and 2000 – *Investor Responsibility Research Center*.

Also, require that any future proposal impacting majority shareholder vote be put to shareholder vote – as a separate proposal. Simple-majority vote was the rule at Northrop for decades.

Jerome McLaughlin, Rancho Palos Verdes, Calif., submitted this proposal topic for 1999 and 2001 shareholder vote according to public records. The proposal passed both times winning as much as 63% of the yes and no votes. Northrop refused to give credit to the proposal sponsor in its proxy statement.

According to a Northrop December 3, 1999 press release – the directors, elected by the shareholders – will postpone for 3 years any possible action on this proposal and 2 other proposals:

- 64% vote for the shareholder right to vote on poison pills
- 49% vote for annual election of all directors.

The directors, elected by shareholders, gave substantially no reason for 3 years of procrastination on shareholder proposals that won impressive votes. Shareholder votes of 49%, 63% and 64% were reported.

If the board wishes to:

1) Command the support of Northrop shareholders on this key management issue, and

2) Not merely be the champion of the status quo,

the board should end its 3-years of procrastination and not demand a 3rd shareholder vote.

"A number of recent studies show that well-governed companies not only make more money than poorly governed, but investors are likely to give them a higher stock market value," said *Business Week*.

Good management rules are arguably a tool to unlock shareholder value.

The Council of Institutional Investors (www.cii.org) expressed its concern to Northrop management in two separate letters regarding its failure to respond to these winning shareholder votes. Northrop is 83% owned by institutional investors.

2001 Management Argument Potentially Misleading

The management 2001 argument could mislead shareholders into believing that making *virtually* impossible certain important changes in the management status quo was meaningfully different from making change entirely impossible.

The company 2001 argument failed to note that personal interest conflicts could compromise the board's objectivity.

Voice of Shareholders

The California Public Employees Retirement System (CalPERS) said it noted that involved shareholders are more successful this year. It is the long-term performance of a company that matters to CalPERS. CalPERS is not looking for a spike in the market.

Ray French, who won seats this year on the board at Suburban Lodges of America sees the Internet as a rising power for informing shareholders about underperforming companies. When investors don't get the answers they seek, they often vote as a block.

By adopting a policy to allow simple majority vote, our board could demonstrate a commitment to the greatest management concern for shareholders and shareholder value.

To increase Northrop shareholder value:

ADOPT THE PROPOSAL TOPIC THAT WON MORE THAN
63% SHAREHOLDER APPROVAL
ALLOW SIMPLE-MAJORITY VOTE
YES ON 4

Brackets "[ ]" enclose text not intended for publication.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended. Reformatting could create the perception that shareholders are being mislead on the emphasis given to key points and/or that the message is being diluted in a disingenuous manner.

The company is requested to insert the correct proposal number based on the dates proposals are initially submitted.

H

Office of the Secretary

NORTHROP GRUMMAN

Northrop Grumman Corporation
1840 Century Park East
Los Angeles, California 90067-2199
Telephone 310-201-3215

September 26, 2001

Via Facsimile and FedEx

Mr. John Chevedden
2215 Nelson Avenue, #206
Redendo Beach, CA 90278

Dear Mr. Chevedden:

Northrop Grumman Corporation (the "Company") received your facsimile transmission on September 13, 2001, consisting of (i) an undated letter addressed to the Company's Chairman, and (ii) a proposal dated September 8 (the "September 8 Proposal"). The upper left corner of the undated letter set forth the name and address of Jerome McLaughlin, and, following the text of the letter, the signature of Mr. McLaughlin, dated September 8, 2001, appears.

The first paragraph of the undated letter states that the September 8 Proposal is a "... Rule 14a-8 proposal ... submitted for the 2002 annual shareholder meeting." It also states that "Rule 14a-8 requirements are and/or will be met including ownership of the required stock through the applicable shareholder meeting."

The second paragraph of the undated letter states that the letter

> "... is the 'legal proxy' for Mr. John Chevedden *and/or* his designee to represent me and the shareholder proposal for the *next* shareholder meeting, before, during *and after* the applicable shareholder meeting. Please direct all further communication to Mr. Chevedden."

Following the second paragraph, your telephone and facsimile number and mailing address are set forth.

The Company regards your undated letter's attempt to invoke Rule 14a-8 (the "Rule")[1] as defective, under the Rule's eligibility and procedural requirements, for the reasons discussed below. If, within 14 days of your receipt of this letter, the defects listed below are not cured, the Company will seek to exclude the September 8 Proposal.

Defect #1: Excessive Number of Proposals. The Rule is premised on treating each meeting separately. The Rule permits a shareholder to submit no more than *one* proposal to a company for a particular meeting. You have previously submitted to the Company a proposal dated August 8, 2001 (the "August 8 Proposal") for the two Company meetings referred to in the undated letter; accordingly, for purposes of the Rule's one proposal limit, the Company believes that you are not entitled to use the "legal proxy" device, however that device may be defined,[2] to side-step the Rule's one proposal limit. Unless you elect to withdraw either your previously submitted August 8 Proposal or the September 8 Proposal, the Company will seek to exclude both. Please advise me what course you elect.

In addition, the September 8 Proposal itself contains more than one proposal – (i) a proposal to amend the Company's Certificate of Incorporation to abolish the 80% shareholder approval requirement for specified actions and to substitute a 51% shareholder approval requirement, *and* (ii) as described in the September 8 Proposal, "*a separate proposal*" to submit to a shareholder vote ". . . any *future* proposal "impacting" the 51% majority vote, the goal of the first proposal. Unless the number of proposals in the September 8 Proposal is reduced to comply with the Rule's one-proposal limit, the Company may also seek to exclude the September 8 Proposal on that basis.[3]

Defect #2: Excess Words. A proposal is not permitted to have more than 500 words. The September 8 proposal exceeds the Rule's 500 word limit. In the event you elect to comply with the Rule's one-proposal limit by withdrawing the August 8 Proposal, the number of words in the September 8 Proposal should be reduced to comply with the Rule's 500 word limit.

---

1 17 C.F.R. 240.14a-8. We previously provided you a copy of the Rule.

2 The term "legal proxy" does not appear in the Rule.

3 Your August 8 Proposal also contained more than one proposal, as we pointed out.

Defect #3: Two-Meeting Ambiguity. The undated letter refers ambiguously to more than one shareholder meeting – (i) the 2002 Annual Meeting, and (ii) the "next" shareholder meeting. The Rule treats each shareholder meeting separately; thus, a shareholder cannot simultaneously submit a proposal for more than one meeting. Although the Company has no present plans to hold a special shareholders meeting *before* the 2002 Annual Meeting, I cannot assure you that a special meeting will not be held before the 2002 Annual Meeting, and the Company reserves its right to call such a special meeting, as circumstances may warrant. When a special meeting is called, all shareholders receive notice. In the event a special meeting is held *before* the Annual Meeting, that meeting would be the "next" shareholder meeting. Accordingly, please inform me at which of the two meetings your undated letter refers to as the "applicable" meeting you intend to submit the September 8 Proposal.[4]

Defect #4: Failure to Satisfy Eligibility Requirement. Your undated letter states that the Rule's requirements "are and/or will be met," and expressly acknowledges the existence of a requirement for ownership of the required stock through the date of the "applicable meeting." That element of the Rule's eligibility requirement should have been fulfilled on September 13, when you sent your facsimile to the Company, not at an unspecified future date. Accordingly, the Company requests that you, as a shareholder of record, state whether you intend to continue your ownership through the date of the "applicable meeting" (assuming you elect to withdraw your August 8 Proposal).[5]

I trust you understand that the Company would not object to Mr. McLaughlin's submitting a proposal that is in fact his (*i.e.*, a proposal that is Mr. McLaughlin's not only nominally but substantively). Although in the past the Company has not objected to your use of Mr. McLaughlin's name to submit your proposal at a meeting for which you have submitted additional proposals, based on our prior experience with your use of this practice and the substantial burdens it has imposed on the Company, it is not willing to continue to do so. In addition, while a shareholder has the right to deal with a company in which he has invested directly and in his own name, your attempt to proceed in a representative capacity on behalf of Mr. McLaughlin (or others) appears to raise substantial issues involving the unauthorized practice of law under the applicable state statutes. We are concerned, among other things, that action taken with respect to a shareholder proposal which you advance on behalf of Mr. McLaughlin could adversely

4 Your attempt to invoke the Rule for your previously submitted August 8 Proposal also referred ambiguously to *two* meetings, as we pointed out.

5 Your attempt to invoke the Rule in submitting your August 8 Proposal also contained this defect, as we pointed out.

affect his rights as a Company shareholder. Accordingly, the Company asks that you advise it of the steps you have taken, if any, to ascertain whether your representation of Mr. McLaughlin complies with state law provisions relating to the representation of others in legal affairs, and whether the "legal proxy" device is sufficient to confer the authority you seek to exercise on behalf of Mr. McLaughlin.

Whether or not the defects discussed above are cured on a timely basis, the Company reserves its right to seek exclusion of your September 8 Proposal on any grounds available to it.

Very truly yours,

John H. Mullan
Corporate Vice President
and Secretary

cc: Mr. Jerome McLaughlin
31316 Floweridge Drive
Rancho Palos Verdes, CA 90275

265131_2

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 310/556-4556
PH: 310/201-3074

October 10, 2001

Mr. John H. Mullan
Secretary
Northrop Grumman Corporation
1840 Century Park East
Los Angeles, CA 90067-2199

Dear Mr. Mullan,

Mr. McLaughlin recently resubmitted his separate proposal, representing his stock, for the fourth time in four years. Mr. McLaughlin discussed this same proposal topic with you more than once since 1999. There are established precedents for separate shareholders to submit separate proposals. There are also established precedents for one proposal to have unified elements as does this proposal. The attached proposal addresses the company request on the number of words.

Mr. McLaughlin's proposal is submitted for the one meeting as stated in his September 8, 2001 submittal letter. The company question of two meetings appears to be a cut-and-paste error.

Although not relevant for this proposal it is believed that the question of continued stock ownership intent by the proponent of the separate proposal for shareholder vote on poison pill has been answered elsewhere.

The company raises other issues apparently without specific foundation, for instance explicitly interpreting rules based on what the company is "not willing to continue to do."

Sincerely,

John Chevedden
For Jerome McLaughlin
Northrop Grumman shareholder

cc:
Jerome McLaughlin

Kent Kresa
Chairman of the Board, President,
and Chief Executive Officer
FX: 310/201-3114
PH: 310/553-6262

Company Requested Revision, October 10, 2001

4 – ALLOW SIMPLE-MAJORITY VOTE

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This is in the interest of clarity and avoids the possibility of misleading shareholders.]

ADOPT THE PROPOSAL TOPIC THAT WON MORE THAN 63% SHAREHOLDER APPROVAL

Shareholders request the reinstatement of simple-majority vote. This includes removing Northrop requirements for greater than a majority shareholder vote to the fullest extent possible.

Why return to simple-majority vote?

- Under the existing Northrop rules, if 79% of Northrop shares vote yes to remove a director for good cause and 1% vote no – only 1% of shares could force their will on the overwhelming 79% majority.
- Simple-majority proposals like this proposal won 54% APPROVAL from shareholders at major companies in both 1999 and 2000 – *Investor Responsibility Research Center*.

Also, require that any future proposal impacting majority shareholder vote be put to shareholder vote – as a separate proposal. Simple-majority vote was the rule at Northrop for decades.

According to a Northrop December 3, 1999 press release – the directors, elected by the shareholders – will postpone for 3 years any possible action on this proposal and 2 other proposals:

- 64% vote for the shareholder right to vote on poison pills
- 49% vote for annual election of all directors.

The directors, elected by shareholders, gave substantially no reason for 3 years of procrastination on shareholder proposals that won impressive votes. Shareholder votes of 49%, 63% and 64% were reported.

If the board wishes to:

1) Command the support of Northrop shareholders on this key management issue, and

2) Not merely be the champion of the status quo,

the board should end its 3-years of procrastination and not demand a 3rd shareholder vote.

Good management rules are arguably a tool to unlock shareholder value

"A number of recent studies show that well-governed companies not only make more money than poorly governed, but investors are likely to give them a higher stock market value," said *Business Week*.

The Council of Institutional Investors (www.cii.org) expressed its concern to Northrop management in two separate letters regarding its failure to respond to these winning shareholder votes. Northrop is 83% owned by institutional investors.

Jerome McLaughlin, Rancho Palos Verdes, Calif., submitted this proposal topic for 1999 and 2001 shareholder vote according to public records. The proposal passed both times winning as much as 63% of the yes and no votes. Northrop refused to give credit to the proposal sponsor in its proxy statement.

2001 Management Argument Potentially Misleading
The management 2001 argument could mislead shareholders. Northrop claimed that making *virtually* impossible certain important changes in the management status quo was meaningfully different from making changes *entirely* impossible.

The company 2001 argument failed to note that personal conflicts of interest could compromise the board's objectivity.

Management Commitment to Shareholders
By adopting a policy to allow simple majority vote, our board could demonstrate a commitment to the greatest management concern for shareholders and shareholder value.

With the objective to increase Northrop shareholder value:

ADOPT THE PROPOSAL TOPIC THAT WON MORE THAN 63% SHAREHOLDER APPROVAL ALLOW SIMPLE-MAJORITY VOTE YES ON 4

Brackets "[ ]" enclose text not intended for publication.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended. Reformatting could create the perception that shareholders are being mislead on the emphasis given to key points and/or that the message is being diluted in a disingenuous manner.

The company is requested to insert the correct proposal number based on the dates proposals are initially submitted.

K

Larry Anduha
209 Red Cloud Drive
Diamond Bar, CA 91765

FX: 310/201-3114
PH: 310/553-8262

Mr. Kent Kresa
Chairman of the Board, President,
and Chief Executive Officer
Northrop Grumman Corporation
1840 Century Park East
Los Angeles, CA 90067-2199

Dear Mr. Kresa and Directors of Northrop Grumman Corporation,

This Rule 14a-8 proposal is respectfully submitted for the 2002 annual shareholder meeting. Rule 14a-8 requirements are intended to continue to be met including ownership of the required stock value through the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
FX: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Larry Anduha
Shareholder
Northrop Grumman Corporation

12-11-01
Date

cc:
John H. Mullan
Secretary
FX: 310/556-4556
PH: 310/201-3074

L

To: Mr. Kent Kresa
Annual Meeting Rule 14a-8 Proposal update, December 17, 2001

3 – SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This is in the interest of clarity and avoids the possibility of misleading shareholders.]

This topic won 52% & 64% shareholder votes at 2 Northrop annual meetings

This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278.

Shareholders request the Board redeem any poison pill issued previously unless such issuance is approved by the affirmative vote of shareholders, to be held as soon as may be practicable.

Why require a shareholder vote to maintain a poison pill?

The Council of Institutional Investors www.cii.org recommends: Shareholder approval of all poison pills. Northrop Grumman is 72%-owned by institutional investors.

Votes equally valuable

It is believed that when our directors accept yes-votes for their own reelection, the board should give equal value to yes-votes for shareholder proposals.

The topic of this proposal by this same proponent, John Chevedden, Redondo Beach, California, won majority votes in 2 separate elections at Northrop Grumman.

A reason to take the one step proposed here

I believe that conventional wisdom holds that when many items can be improved – that starting with at least the one improvement proposed here – deserves increased attention. Specifically, at Northrop there are/were a number of allowed practices that institutional investors believe could be improved, such as:

- An 80%-vote is required for certain changes that could benefit Northrop shareholders.
- Our directors sit for 3 year terms. Imagine employees holding a job for 3 years without a review.
- Our directors accept our votes when the subject is their election.
- Our directors reject our votes when the subject is shareholder proposals – at our company which is 72%-owned by institutional shareholders.
- Institutional shareholders review shareholder proposals from a shareholder-value perspective.
- The confidentially of our vote is not allowed at Northrop.

- Cumulative voting is not allowed.
- Northrop director pensions could compromise director loyalty to shareholders.
- Directors are allowed to own absolutely no voting stock.
- One of our directors, employed by a law firm used by both Northrop and Lockheed, sat on the key audit committee.
- This has unsettling similarities to a criticized Enron practice.
- Shareholder-unfriendly practices seem to be allowed.
- For example, our directors allowed an expensive law firm to use a technicality to prevent shareholders from voting on 3 widely-supported shareholder proposal topics.
- Our directors could have easily allowed the simple technicality to be corrected.

Is this proposal supported by institutional investors?

In reviewing our directors' stand on this proposal topic, and to other shareholder proposal topics on the 2002 ballot, it may be useful to ask whether our directors are at odds with the recommendation of some key institutional investors and influential proxy analysts. Our directors' at-odds stand was crystal-clear in previous elections. Often directors' arguments are not a balanced view of the pro and con arguments. They can be focused on only one side of the issue.

Evaluating the merits of shareholder proposals

Some shareholders may look to institutional shareholders for leadership in evaluating the merits of shareholder proposals. Institutional shareholders have the fiduciary duty to encourage an independent analysis – plus the staff and resources to study the issues thoroughly from a shareholder-value perspective.

Shareholders welcome more information

Following the 52% and 64% shareholder votes, Northrop shareholders welcome information in this proxy on the specific data that our directors gathered from the institutional investors and independent proxy analysis that favor this shareholder topic.

In the interest of shareholder value from a shareholder perspective, vote yes for:

SHAREHOLDER VOTE ON POISON PILLS
This topic won 52% & 64% shareholder votes
at 2 Northrop annual meetings
YES ON 3

Brackets "[ ]" enclose text not submitted for publication.

The company is requested to insert the correct proposal number at the beginning of the proposal text in the proxy statement based on the dates ballot proposals are initially submitted.

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

The above format is intended for unedited publication with company raising in advance any typographical question.

The above format contains the emphasis intended.

M

To: Mr. Kent Kresa
Annual Meeting Rule 14a-8 Proposal update, December 17, 2001
Submitted by Jerome McLaughlin and Larry Anduha

4 – ALLOW SIMPLE-MAJORITY VOTE

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This is in the interest of clarity and avoids the possibility of misleading shareholders.]

This topic won 52% & 64% shareholder votes at 2 Northrop annual meetings

Shareholders request the reinstatement of simple-majority vote. This includes removing Northrop requirements for greater than a majority shareholder vote to the fullest extent possible.

Why return to simple-majority vote?

- Under the existing Northrop rules, there could be a situation where 79% of Northrop shares vote yes to remove a director for cause and 1% vote no – and only 1% of shares could then overrule the overwhelming 79% majority.
- Simple-majority proposals like this proposal won 54% APPROVAL from shareholders at major companies in both 1999 and 2000.

Also, require that any future proposal impacting majority shareholder vote be put to shareholder vote – as a separate proposal. Simple-majority vote was the rule at Northrop for decades.

Our directors have given substantially no reason for waiting 3 years on shareholder proposals that won impressive votes. Shareholder votes of 49%, 83% and 64% were reported in 1999.

If the board wishes to:

1) Command the support of Northrop shareholders on this key management issue

and

2) Not merely be the champion of the status quo,

the board should act after 3-years. Imagine an employee being allowed 3 years to do a routine assignment appropriate to the pay-grade.

Good management rules are arguably a tool to unlock shareholder value

A number of studies show that well-governed companies not only make more money than poorly governed, but investors are likely to give them a higher stock market value, said *Business Week*.

The Council of Institutional Investors www.cii.org expressed its concern to Northrop management in two separate letters regarding its failure to respond to these winning shareholder votes. Northrop is 83% owned by institutional investors.

Jerome McLaughlin, Rancho Palos Verdes, Calif., submitted this proposal topic for 1999 and 2001 shareholder vote according to public records. The proposal passed both times. Northrop could have been shareholder-friendly and not concealed the sponsor's name.

Weak Management Argument
Northrop claimed that making *virtually* impossible certain important changes in the management status quo was meaningfully different from making changes *entirely* impossible.

A public trust
Our company is a public trust with our nation's defense depending on it. We look forward to our company consulting experts that support shareholder proposals. And then advise us of the reasons cited for supporting the good rules highlighted in shareholder proposals.

In the interest of shareholder value:

ALLOW SIMPLE-MAJORITY VOTE
This topic won 52% & 64% shareholder votes
at 2 Northrop annual meetings
YES ON 4

Brackets "[ ]" enclose text not intended for publication.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended. Reformatting could create the perception that shareholders are being mislead on the emphasis given to key points and/or that the message is being diluted in a disingenuous manner.

The company is requested to insert the correct proposal number based on the dates proposals are initially submitted.

N

Fried, Frank, Harris, Shriver & Jacobson
1001 Pennsylvania Avenue, NW, Suite 800
Washington, DC 20004-2505
Tel: 202.639.7000
Fax: 202.639.7003 (4) (8)
www.ffhsj.com

December 26, 2001

BY FEDERAL EXPRESS
AND FACSIMILE

Mr. John Chevedden
2215 Nelson Avenue, #206
Redondo Beach, California 90278

Dear Mr. Chevedden:

On behalf of Northrop Grumman Corporation (the "Company"), this will acknowledge the Company's receipt of two December 17, 2001, facsimile transmissions, the first consisting of a revised version of your previously-submitted proposal to require a shareholder vote on the Company's Rights Plan (the "Rights Plan Proposal"); and the second consisting of (i) a letter signed by Mr. Larry Anduha, dated December 11, 2001, stating that "[t]his is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters," including an enclosed shareholder proposal; and (ii) an enclosed revised version of your previously-submitted proposal (together with Mr. Jerome McLaughlin) to remove requirements for greater than a majority shareholder vote "to the fullest extent possible" (the "Simple Majority Proposal").

In response to the original versions of your proposals, the Company, by letters dated July 26, 2001, and September 26, 2001, cited defects which it asked you to cure. Although you have now reduced the number of words in the Simple Majority Proposal to less than 500, you have failed to address the other defects cited by the Company. In addition, the previously-cited defects applicable to your attempt to have Mr. McLaughlin designate you, or someone you in turn designate as a "proxy," are equally applicable to Mr. Anduha. Finally, your revised Rights Plan Proposal now substantially exceeds, and is thus no longer in compliance with, the 500-word limit. In the event this latter defect is not cured within 14 days of your receipt of this letter, the Rights Plan Proposal will be subject to exclusion for this reason; the time for you to address the other defects has, in the Company's view, long since expired without appropriate curative action on your part.

Accordingly, the Company will prepare a request for a Staff no-action position, seeking to exclude your two proposals based upon, among other things, your failure to cure the defects cited herein and in the Company's prior communications.

Very truly,

James H. Schropp

cc: Larry Anduha
Jerome McLaughlin (By Fed Ex only)

FRIED FRANK HARRIS SHRIVE[R] JACOBS[ON]

A Partnership Including Professional Corporations

New York
Washington
Los Angeles
London
Paris

0

Morris, Nichols, Arsht & Tunnell

Johannes R. Krahmer
Lewis S. Black, jr.
William O. LaMotte, iii
Douglas E. Whitney
William H. Sudell, jr.
Martin P. Tully
Thomas R. Hunt, jr.
A. Gilchrist Sparks, iii
Richard D. Allen
David Ley Hamilton
John F. Johnston
Walter C. Tuthill
Donald F. Parsons, jr.
Jack B. Blumenfeld
Donald Nelson Isken
Donald E. Reid
Denison H. Hatch, jr.
Thomas C. Grimm
Kenneth J. Nachbar
Andrew M. Johnston
Mary B. Graham
Michael Houghton
Thomas R. Pulsifer
Jon E. Abramczyk
Alan J. Stone
Louis G. Hering
Frederick H. Alexander
R. Judson Scaggs, jr.
William M. Lafferty
Karen Jacobs Louden
Donna L. Culver
Julia Heaney
Jonathan I. Lessner
Robert J. Dehney
Jeffrey R. Wolters
Maryellen Noreika
David J. Teklits
S. Mark Hurd

1201 North Market Street
P.O. Box 1347
Wilmington, Delaware 19899-1347

302 658 9200
302 658 3989 Fax

Rachel A. Dwares
Special Counsel

Rodger D. Smith
Eric D. Schwartz
Mona A. Lee
Stanford L. Stevenson, iii
Derek C. Abbott
Jessica Zeldin
David A. Harris
Patricia O'Neill Vella
Gregory W. Werkheiser
Wendy L. Walter
Christopher F. Carlton
Garfield B. Simms*
Michael Busenkell
Michael J. Conallen, jr.
Richard W. Ellis
John D. Pirnot
Megan E. Ward
Melissa Stone Myers
Jason W. Staib
Donna L. Harris
Todd A. Flubacher
Christian J. Henrich
Yvette C. Fitzgerald
James G. McMillan, iii
Matt Neiderman
Scott Salerni
Patricia R. Uhlenbrock
Michael G. Wilson

Of Counsel
Andrew B. Kirkpatrick, jr.
Richard L. Sutton
David A. Drexler
O. Francis Biondi
Walter L. Pepperman, ii

* Admitted in MA only

January 10, 2002

Northrop Grumman Corporation
1840 Century Park East
Los Angeles, CA 90067-2199

Ladies and Gentlemen:

This is in response to your request for our opinion whether a stockholder proposal dated December 17, 2001, (the "Proposal") submitted to Northrop Grumman Corporation, a Delaware corporation (the "Company"), by John Chevedden would violate Delaware law and, on that basis, may be omitted from the Company's proxy statement and form of proxy for its 2002 annual meeting of stockholders pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

The Proposal, captioned "Shareholder Vote on Poison Pills," reads as follows:

> Shareholders request the Board redeem any poison pill issued previously unless such

> issuance is approved by the affirmative vote of shareholders, to be held as soon as may be practicable.[1]

In essence, the Proposal is that the Company's board of directors (the "Board") conduct a referendum on an existing stockholder rights plan that was previously approved by the Board in 1998. The premise underlying the referendum is that, if the stockholders do not "approve" the rights plan, the rights plan will be "redeemed" (i.e., eliminated) by the Board, regardless of how the members of the Board would exercise their own informed business judgement on the matter. Thus, under the Proposal, the Board is asked to withhold its judgment, and instead defer to a vote of the stockholders, on the issue of whether the Company will continue to avail itself of the protections offered by a stockholder rights plan.

I. THE PROPOSAL MAY BE OMITTED BECAUSE IT SEEKS TO HAVE THE BOARD OF DIRECTORS ABDICATE ITS FIDUCIARY DUTIES.

It is our opinion that the Proposal may be omitted because the action that it seeks to have the Board take would constitute an abdication of the Board's fiduciary duties in violation of Delaware law, which does not permit a board of

---

[1] Mr. Chevedden asks that the Proposal be submitted to a vote of the Company's stockholders at the 2002 annual meeting.

directors to delegate to stockholders its duty to make the determination whether to maintain a rights plan.

II. DISCUSSION.

A. The Power and Duty to Determine Whether to Maintain the Rights Plan Reside in the Board.

Section 141(a) of the Delaware General Corporation Law, described by the Delaware Supreme Court as the "bedrock of the General Corporation Law," places the responsibility for managing the affairs of a Delaware corporation on its board of directors, not its stockholders:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a); Pogostin v. Rice, 480 A.2d 619, 624 (Del. 1984); Paramount Communications, Inc. v. Time, Inc., Del. Ch., C.A. Nos. 10866, 10670, 19835, Allen, C., slip op. at 77-78 (July 4, 1989), aff'd, 571 A.2d 1140 (Del. 1989) ("directors, not shareholders, are charged with the duty to manage the firm").

The Delaware Supreme Court recently reaffirmed, in the strongest terms, that decisions with respect to a rights plan are solely for the board, and not the stockholders. Leonard

Loventhal Account v. Hilton Hotels Corp, 780 A.2d 245 (Del. 2001). A board's authority and duty under Section 141(a) include not only the authority and duty to decide whether to adopt a rights plan but also whether to maintain one in place after its adoption.[2] The Board adopted a rights plan in 1998 and has elected to maintain it in place since that time. The Proposal, however, would displace the Board's judgment on this matter, and its ongoing duty to continue to exercise such judgment regarding the rights plan, with a stockholder referendum.

B. Limitations on the Power and Duty of the Board to Decide Whether to Maintain the Rights Plan Are Impermissible.

In Quickturn, the Delaware Supreme Court struck down a "delayed redemption" provision of a rights plan because that provision limited the board's absolute discretion to determine whether to maintain the plan or to eliminate it by redeeming the rights. More recently, in the Hilton Hotels case (decided on September 6, 2001), the Delaware Supreme Court made clear that

[2] Hilton Hotels, supra; Quickturn Design Systems, Inc. v. Shapiro, 721 A.2d 1281 (Del. 1988); Moran v. Household Int'l, Inc., 500 A.2d 1346 (Del. 1985).

stockholders cannot overrule a board's decision to have a rights plan.

The Court in Quickturn emphasized that Section 141(a) of the Delaware General Corporation Law gives a board "full power to manage and direct the business and affairs of a Delaware corporation." 721 A.2d at 1292 (emphasis in original). Even though the provision at issue only restricted the board's ability to redeem the rights for a limited period of time, such a limitation on the board's authority violated Section 141(a) because it prevented the board from "completely discharging its fundamental management duties." Id. at 1291 (emphasis in original). Thus, Section 141(a) does not permit limits (other than in the certificate of incorporation itself[3]) on a board's discretion to decide whether to redeem a rights plan.

The Hilton Hotels decision is the most recent instance in which the Delaware Supreme Court has addressed the division of authority between directors and stockholders with respect to rights plans. In that case a stockholder argued that it could not be bound by a rights plan that the board had adopted without stockholder approval. Citing the seminal Delaware decision

---

[3] The Company's certificate of incorporation does not contain any such limit.

approving rights plans, Moran v. Household Int'l, Inc., supra, the Court rejected this assertion out of hand, saying:

> Moran addressed a fundamental question of corporate law in the context of takeovers: whether a board of directors had the power to adopt unilaterally a rights plan the effect of which was to interpose the board between the shareholders and the proponents of a tender offer. The power recognized in Moran would have been meaningless if the rights plan required shareholder approval. Indeed it is difficult to harmonize Moran's basic holding with a contention that questions a Board's prerogative to unilaterally establish a rights plan.

Hilton Hotels, supra, 780 A.2d at 249. Just as it is the board's prerogative unilaterally to establish a rights plan, so too is it the board's unilateral prerogative to make the determination whether to maintain the plan or to eliminate it by redeeming the rights. The Proposal requests that the Board place an impermissible limitation on that prerogative by deferring to a stockholder vote on whether to redeem the rights.

The decisions of the Delaware Supreme Court in Quickturn and Hilton Hotels are consistent with, and premised upon, fundamental principles of Delaware law regarding directors' fiduciary duties with respect to rights plans and anti-takeover measures in general developed by the Court over the years. The Court has said that a limitation on the board's authority with respect to such measures "impermissibly circumscribes the board's statutory power under Section 141(a) and the directors' ability to fulfill their concomitant fiduciary duties." Quickturn, 721 A.2d at 1293 (emphasis added). In its landmark Unocal decision, the Delaware Supreme Court emphasized that a board has "both the power and duty" to erect and maintain defenses if the board determines, in the exercise of its independent judgment in accordance with its fiduciary duties, that doing so is in the best interests of the stockholders. Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946, 949 (Del. 1985). Indeed, the board's "power and duty" to protect the corporation is the cornerstone of the Delaware Supreme Court's decision in Moran, where the Court first upheld the validity of rights plans. The Court there made clear that a board is subject to the same unremitting fiduciary obligation whether considering the adoption, or the redemption, of a rights plan. Only the board has the power, and the concomitant duty, to make such decisions.[4]

---

[4] See Moran, 500 A.2d at 1357 ("The ultimate response to an actual takeover bid must be judged by the Directors' actions at that time, and nothing we say here relieves them of their basic fundamental duties to the corporation and its stockholders.") Quickturn makes clear that the same fiduciary obligation applies even to a new board elected in a proxy contest on a platform of redeeming the rights plan,
(. . . continued)

C. The Duty of the Board to Determine Whether to Maintain the Rights Plan Cannot Be Delegated to the Stockholders.

The fundamental power and duty of the directors to decide whether to adopt or maintain a rights plan cannot be delegated to the stockholders, as the Proposal requests. Such an abdication of directorial responsibility would "violate[] the duty of each director to exercise his own best judgment on matters coming before the board." Abercrombie v. Davies, 123 A.2d 893, 899 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957) (quoted in Quickturn, 721 A.2d at 1292).

The Delaware Supreme Court recently reaffirmed the rule against "abdication" or "over-delegation" of directorial authority, stating:

> Directors may not delegate the duties which lie "at the heart of the management of the corporation." A court "cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters."

(. . . continued)
i.e., the board cannot take such action simply because the stockholders effectively approved it by electing them, but rather must make an independent fiduciary judgment whether such action truly is in the best interests of the corporation and its stockholders as a whole at the time the action is considered by the board. See Quickturn, 721 A.2d at 1292.

Grimes v. Donald, 673 A.2d 1207, 1214 (Del. 1996) (citations omitted).[5]

The primacy of the board's role -- and the undelegable nature of the duties the Proposal would seek to delegate to the Company's stockholders -- is nowhere clearer than in the takeover context. As stated by Chancellor Allen, "in recent years the Delaware Supreme Court has made it clear -- especially in its jurisprudence concerning takeovers, from Smith v. Van Gorkom through QVC v. Paramount Communications -- the seriousness with which the corporation law views the role of the corporate board." In re Caremark Int'l. Inc. Deriv. Litig., 698 A.2d 959, 970 (Del. Ch. 1970) (footnote omitted). Indeed, the Delaware Supreme Court has gone so far as to say that a board breached its fiduciary duties by playing a passive role in an auction of the company, stating that a board "may not avoid its active and direct duty of oversight in a manner as significant as the sale of corporate control." Mills Acquisition Co. v. Macmillan, Inc., 559 A.2d 1261, 1281 (Del. 1989).

---

[5] Writing in the same case, the Chancellor stated that "the board may not either formally or effectively abdicate its statutory power and its fiduciary duty to manage or direct the management of the business and affairs of this corporation." Grimes v. Donald, Del. Ch., C.A. No. 13358, Allen, C., slip op. at 17 (Jan. 19, 1995), aff'd, 673 A.2d 1207 (Del. 1996).

In another leading case, the Delaware Supreme Court rejected a claim that a board's response to a pending tender offer, which included the board's refusal to redeem a rights plan, should be struck down because a majority of the stockholders wished to tender. The Court made clear that it was the duty of the board, not the stockholders, to make the decision at hand:

> [Plaintiffs'] contention stems, we believe, from a fundamental misunderstanding of where the power of corporate governance lies. Delaware law confers the management of the corporate enterprise to the stockholders' duly elected board representatives. The fiduciary duty to manage a corporate enterprise includes the selection of a time frame for achievement of corporate goals. That duty may not be delegated to the stockholders.

Paramount Communications, Inc. v. Time, Inc., 571 A.2d at 1154 (emphasis added). In short, a board cannot have taken away from it, nor can it avoid by referring to stockholders, its exclusive authority to decide whether to maintain a rights plan. Indeed, a board that did so would expose itself to potential liability for abdication of its own non-delegable responsibilities.

A board's inability to delegate such decisions to stockholders, or to simply defer to the wishes of a stockholder majority, as the Proposal requests, is clear from decisions of the Delaware courts in other contexts, as well. In Smith v. Van Gorkom, 488 A.2d 858 (Del. 1985), the Delaware Supreme Court held that a board could not turn over to stockholders the decision whether to enter into a merger; rather, the board was required to make an independent judgment whether the merger was in the stockholders' best interests and to affirmatively recommend the merger to stockholders before submitting it for their approval. Id. at 873 (stating that board has a duty to make informed, independent decision regarding merger agreement and "may not abdicate that duty by leaving to the shareholders alone the decision to approve or disapprove the agreement"). Similarly, in McMullin v. Beran, 765 A.2d 910 (Del. 2000), the Delaware Supreme Court held that the board of a corporation with an 80% stockholder who clearly could replace the board, and veto any transaction that the board recommended, nonetheless had an unmitigated duty to exercise its independent judgment whether to approve a merger transaction proposed by the 80% stockholder. Id. at 919-20 (stating that the board "could not abdicate its obligation to make an informed decision on the fairness of the merger by simply deferring to the judgment of the controlling stockholder").

The fact that stockholders do not have the ability to control a board's decisions with respect to a rights plan does not, of course, leave stockholders powerless. Under Delaware corporation law their ultimate power is exercised at the ballot box, where they can vote out directors whose view of protecting the corporation differs from their own:

> If the stockholders are displeased with the action of their elected representatives, the powers of corporate democracy are at their disposal to turn the board out.

<u>Unocal</u>, 493 A.2d at 958. That stockholders can vote out directors for making decisions with which they disagree does not, however, permit stockholders to dictate those decisions in the first place, as the authorities discussed above demonstrate. Similarly, and as those same authorities demonstrate, the directors may not abdicate their decision-making responsibility by simply deciding to take instructions from a stockholder majority. Instead, directors have a statutory and fiduciary duty to make their own, independent decision on a matter such as whether to maintain a rights plan.

* * *

In summary, the Proposal seeks to permit the stockholders of the Company, rather than the Board, to decide whether the Company should avail itself of the protections afforded by a rights plan and is, therefore, violative of Delaware law. Accordingly, it is our opinion that the Proposal may be omitted from the Company's proxy materials pursuant to Rule 14a-8.[6]

Very truly yours,

Morris, Nichols, Arsht & Tunnell

251874

[6] We note that in Northwest Airlines Corporation, 2001 SEC No-Act LEXIS 168 (Feb. 5, 2001), the SEC staff rejected a no-action request regarding a proposal requesting that a shareholder vote be required to adopt or maintain a shareholder rights plan. It appears that Northwest Airlines only sought to exclude the proposal under Rule 14a-8(i)(1) and not Rule 14a-8(i)(2). As the Proposal seeks to have the Board take action that would, if implemented, violate Delaware law, the position taken by the SEC staff with respect to the Northwest Airlines no-action request should not be binding with respect to the Proposal.

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

January 20, 2002
Via UPS Air

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Northrop (NOC)
Preliminary Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic

Ladies and Gentlemen:

The 500-word issue is the subject of an effort for informal resolution.
It is respectfully requested that time be granted for an informal resolution.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.
The opportunity to submit additional shareholder supporting material is requested.

Sincerely,

John Chevedden
Shareholder
cc: NOC

Fried, Frank, Harris, Shriver & Jacobson
1001 Pennsylvania Avenue, NW, Suite 800
Washington, DC 20004-2505
Tel: 202.639.7000
Fax: 202.639.7003 (4) (8)
www.ffhsj.com

January 25, 2002

By Hand

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

FRIED
FRANK
HARRIS
SHRIVER &
JACOBSON

Re: Supplement to No-Action Request of January 11, 2002 on Behalf of Northrop Grumman Corporation to Exclude Shareholder Proposals Submitted by John Chevedden

Ladies and Gentlemen:

My January 11, 2002 letter to you set forth the various bases for exclusion under Rule 14a-8 (the "Rule") of two proposals submitted to Northrop Grumman Corporation (the "Company") by John Chevedden. My January 11 letter noted, among other things, that on December 26, 2001, I wrote to Mr. Chevedden to inform him that his December 17, 2001 revised Rights Plan Proposal exceeded the word limit of paragraph (d) of the Rule and asked that he correct that defect within the 14-day period provided by paragraph (f). *See* Ex. N to my January 11 letter. My letter was delivered to Mr. Chevedden by Federal Express on December 27.

On January 21, 2002, by facsimile transmission, Mr. Chevedden sent to the Company (i) a letter dated January 21, 2002, addressed to the Company's Chairman and Chief Executive Officer and the Company's directors; and (ii) a revised version of his Rights Plan Proposal. A copy of Mr. Chevedden's January 21, 2002 transmission is attached.

Because Mr. Chevedden failed to provide a revised version of the Rights Plan Proposal, complying with the 500-word limitation, within 14 days of his December 27, 2001 receipt of my letter notifying him of this defect, the Rights Plan Proposal may properly be

A Partnership
Including
Professional
Corporations

New York
Washington

excluded for that reason. In addition, the Company continues to assert each of the other grounds for exclusion of Mr. Chevedden's two proposals, as set forth in my January 11 letter, which all remain valid and applicable.

Very truly yours,

James H. Schropp

Attachment: January 21, 2002 transmission
from John Chevedden

cc: Mr. John Chevedden (By Federal Express)
2215 Nelson Avenue No. 205
Redondo Beach, CA 90278

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 310/201-3114
PH: 310/553-6262

January 21, 2001
Via facsimile

RECEIVED
JAN 22 2002
JOHN MULLAN

Mr. Kent Kresa
Chairman of the Board, President,
and Chief Executive Officer
Northrop Grumman Corporation
1840 Century Park East
Los Angeles, CA 90067-2199

Dear Mr. Kresa and Directors of Northrop Grumman Corporation,

I respect your concern that exceeding the word limit even by a single word might create an additional burden on the Northrop Grumman shareholders. Therefore, rather than argue that point before the SEC, I am sending you the enclosed proposed revision in the hopes that it will address your concern about my proposal and permit you to withdraw your no action request pending before the SEC and make arrangements to include my proposal in the proxy statement. I look forward to hearing from you on January 25, 2002. If more time is needed please advise on January 25, 2002.

Sincerely,

John Chevedden
Northrop Grumman shareholder

cc:
John H. Mullan
Secretary
FX: 310/556-4556
PH: 310/201-3074

3 – SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This is in the interest of clarity.]

This topic won 52% & 64% shareholder votes at 2 Northrop annual meetings

This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278.

Shareholders request the Board redeem any poison pill issued previously unless such issuance is approved by the affirmative vote of shareholders, to be held as soon as may be practicable.

Why require a shareholder vote to maintain a poison pill?

The Council of Institutional Investors www.cii.org recommends shareholder approval of all poison pills. Northrop Grumman is 72%-owned by institutional investors.

Votes equally valuable

It is believed that when our directors accept yes-votes for their own election, the board should give equal value to yes-votes for shareholder proposals.

The topic of this proposal by this same proponent, John Chevedden, Redondo Beach, California, won majority votes in 2 separate elections at Northrop Grumman.

To take the one step

I believe that it is consistent with conventional wisdom, that when many items are not the best practice, that one change deserves attention. Specifically, at Northrop there are/were a number of allowed practices that institutional investors believe are not the best practices. For instance:

- An 80%-vote is required for certain changes that could benefit Northrop shareholders.
- Our directors sit for 3 year terms. Imagine an employee collecting pay for 3 years without a review.
- Our directors accept our votes for their election.
- Our directors reject our votes on our shareholder proposals – at our company which is 72%-owned by institutional shareholders.
- Institutional shareholders review shareholder proposals from a shareholder-value perspective.
- Northrop director pensions could compromise director loyalty to shareholders.
- Directors are allowed to own absolutely no voting stock.
- One of our directors, employed by a law firm used by both Northrop and Lockheed, sat on the key audit committee – similar to a criticized Enron practice.

- Our directors allowed an expensive law firm to use an easily correctable technicality to prevent shareholders from voting on 3 widely-supported shareholder proposals.

Is this proposal supported by institutional investors?

In reviewing our directors' stand on this proposal topic it may be useful to ask whether our directors are at odds with some key institutional investors. Our directors' proxy claims are not necessarily a balanced view of the issues. Directors can be focused on only one side of any proposal issue.

Evaluating the merits of shareholder proposals

Some shareholders may look to institutional shareholders for leadership in evaluating the merits of shareholder proposals. Institutional shareholders have the fiduciary duty to encourage an independent analysis – plus the staff and resources to study the issues thoroughly from a shareholder-value perspective.

SHAREHOLDER VOTE ON POISON PILLS
This topic won 52% & 64% shareholder votes
at 2 Northrop annual meetings
YES ON 3

Brackets "[ ]" enclose text not submitted for publication.

The company is requested to insert the correct proposal number at the beginning of the proposal text in the proxy statement based on the dates ballot proposals are initially submitted.

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

The above format is intended for unedited publication with company raising in advance any typographical question.

The above format contains the emphasis intended.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

January 25, 2002
Via UPS Air

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE
02 JAN 29 PM 5:03

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Northrop (NOC)
Preliminary Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topics

Ladies and Gentlemen:

This is respectfully submitted in response to the Northrop Grumman (NOC) no action request. It is believed that NOC must meet the burden of proof under rule 14a-8.

The following points may be weaknesses in the company attempt to meet its burden of proof. This includes the burden of production of evidence.

4) [4 corresponds to the page number in the company no action request]
In order to meet the burden of proof the company does not explain how it helps to raise a repeatedly failed issue, a shareholder proxy right.
4) The company does not explain how it is consistent with burden of proof to raise this repeatedly failed issue as though it had not repeatedly failed before.

5) The company does not explain how it meets the burden of proof by posing as the enforcer of an established failed theory in company letters to company investors.

6) Ignorance is an asset fallacy:
For the purposes of page 6 the company appears to claim ignorance of precedents at other companies regarding shareholder proxy rights.
6) If the company has the burden of proof, it seems reasonable for the company to be prepared to answer precedents at other companies subject to rule 14a-8, that are contrary to the company pet theory here.
6) Ignorance is an asset fallacy:
In footnote 14 the company seems to admit a company past practice of ignorance, or excused ignorance, of issues the company now considers important for the 2002 company request here.

7) The company description of the TRW case is too cursory to address the important distinctions of the TRW case. There seems to be no relevance of TRW to the repeatedly significant Northrop proposal votes on proposals submitted by the same investors.
7) These investors have exercised a right to freedom of association since 1998.

8) Company fallacy:
The company does not support its claim that, investors who actually attended the same Northrop annual meeting require special restrictions on their freedom to associate and address their investment concerns.
8) In footnote 19 that company opines, without support, that certain conclusions were purportedly intended to be drawn from the Commission's expressed 1976 and 1983 views.
8) In footnote 20 the company does not provide a legaldefinition of a "mistaken notion."
8) In footnote 20 the company does not elaborate on how the company establishes its credibility by frequently resorting to text that is emotionally biased and arrogant, such as "mistaken notion."

12) Caterpillar Inc. (Jan. 10, 2002) did not view that Caterpillar yes-no vote results from 2000 could be excluded.

The opportunity to submit additional supporting material is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material – counting from the date of investor party receipt.
The opportunity to submit additional shareholder supporting material is requested.

Sincerely,

John Chevedden
cc: NOC
Jerome McLaughlin
Larry Anduha

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

February 1, 2002
Via UPS Air

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Northrop (NOC)
Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topics

Ladies and Gentlemen:

This is respectfully submitted in response to the Northrop Grumman (NOC) no action request. It is believed that NOC must meet the burden of proof under rule 14a-8.

The following points may be weaknesses in the company attempt to meet its burden of proof. This includes the burden of production of evidence.

4) [4 corresponds to the page number in the company no action request]
In order to meet the burden of proof the company does not explain how it helps to raise a repeatedly failed issue, a shareholder proxy right.
4) The company does not explain how it is consistent with burden of proof to posture this repeatedly failed issue as though it had not repeatedly failed before.

5) The company does not explain how it meets the burden of proof by posing as the stuffed-shirt enforcer of an established failed theory – in letters to company investors.

6) Ignorance is an asset fallacy:
For the purposes of page 6 the company appears to claim ignorance of precedents at other companies regarding shareholder proxy rights.
6) If the company has the burden of proof, it seems reasonable for the company to be prepared to answer precedents at other companies subject to rule 14a-8, that are contrary to the company pet theory here.
6) Ignorance is an asset fallacy:
In footnote 14 the company seems to admit a company past practice of ignorance, or excused ignorance, of issues the company now considers important for the 2002 company request here.

7) The company description of the TRW case is too cursory to address the important distinctions of the TRW case. There seems to be no relevance of TRW to the repeatedly significant Northrop proposal votes on proposals submitted by the same investors.
7) These investors have exercised a right to freedom of association since 1998.

8) Company fallacy:
The company does not support its claim that, investors who actually attended the same Northrop annual meeting, require special restrictions on their freedom to associate and address their investment concerns.
8) The company does not support a theory that persons, who have a company income stream as employees or as consultants, have better rights to exercise freedom of association than the investors who supply capital to the company.
8) In footnote 19 that company opines, without support, that certain conclusions were purportedly intended to be drawn from the Commission's expressed 1976 and 1983 views.
8) In footnote 20 the company does not provide a legaldefinition of a "mistaken notion."
8) In footnote 20 the company does not elaborate on how the company establishes its credibility by frequently resorting to text that is emotionally biased and arrogant, such as "mistaken notion."
8) The company does not explain how it does credit to the corporate governance profession by using the following text to target its investors:
mistaken notion
artfully conceals
runs afoul
exhorts shareholders to march in lock-step
scatter shot criticisms
bolstering
lack of understanding
irrelevant, confusing and pejorative
groundless assertions
cavalierly
inherently confusing

9) The company does not explain that if it objects to the length of the proposal, why it would not be acceptable to publish the earlier version of the proposal for which the company did not dispute the word-count.

12) Caterpillar Inc. (Jan. 10, 2002) did not view that Caterpillar yes-no vote results from 2000 could be excluded.

14) Contradiction:
The company does not explain how its "march in lockstep" characterization for a 1999 shareholder vote does not more suitably apply to the company cite of a 1973 shareholder vote in its 1999 definitive proxy argument.

15) Double standard:
Investors may use only company-specific recommendations from professional organizations.
15) Company fallacy:
Only members of a professional organization should "give any weight" to the particular organization.
15) Under this company fallacy only members of the American Institute of Certified Public Accountants (AICPA) should "give any weight" to AICPA recommendations.

16) In footnote 27 the company's cited "inconsistencies" implies that a specific institutional ownership percentage should be identical on different dates or else be suspect.

16) The company claims it should be able to quash investor communication on the current percentage of institutional investor ownership when the company plans to release information on this topic at an unspecified time in the future.

17) In footnote 30 and 31 the company cites, without annotation, 4 cases that predate SLB 14.
17) SLB 14 included an important new view on websites and rule 14a-8.

19) The Caterpillar Inc. (Jan. 10, 2002) view did <u>not</u> support excluding text on company practices.

20) The company turns a blind-eye to potential conflict of a director's relationship to a law firm that supplies services to the company.
20) The company does not explain or define the company characterization of the director's "retired partner" status.
20) The company does not explain whether the "retired partner" has a current income stream linked to the law firm.
20) The company does not explain the economic impact on the "retired partner" if the law firm should file for bankruptcy.
20) Company fallacy:
When certain reports on Enron focus on several specific issues, defined by the company without support, it is conclusive that reports on Enron practices, that have similarities to company practices, simply could not exist.

21) Straw person:
The company figuratively knocks down widely supported governance practices to merely "other registrants'" practices.
21) Either or fallacy:
According to the company when the company's governance practices differ from other companies, the only option for the investor to conclude is that the "Board is remiss."
21) The company does not explain how it has eliminated the possibility of a conclusion that thoughtful minds can disagree.
21) Weasel words and qualifiers used to meet burden of proof standard:
Company includes "appear" and "intended" in one sentence. This artificially attempts to create a low standard to exclude text – particularly under the burden of proof standard.
21) The company does not dispute, in fact simply ignores the proposal text:
"Our directors could have easily allowed the simple technicality to be corrected."

22) The company implicitly states that it would be sheer folly for investors to expect the board to "gather information" from institutional investors.

23) Company fallacy:
The only definition for shareholder value is an increase in share price over an undefined span.
23) The company does not explain why it eliminated the possible definition of a long-term shareholder value that may not be related to an increase in share price over the same span that the company does not define.

25) The company does not give a reference to a claimed 62% vote figure.
25) Company fallacy:

When there are two views on analyzing voting results the company should charitably have the sole right to air its view.
25) The company devisees text that it may include in its opposing statement and then claims this construct should simply disallow investor communication on the same issue.
25) Company fallacy:
When a vote is characterized as "sufficient to carry" this is inherently contradictory to a "winning" vote.

26) The company implicitly claims that an item that required an 80% vote would win the required votes if 79.5% of outstanding shares voted yes and 1% voted no.
26) Under this condition (or company-sanctioned contradiction) the 79.5% vote would count as 80%, because 1% would "hold no such veto power."
26) The company does not even attempt to reconcile the distinctions in the Honeywell text that it cites.

27) Company fallacy:
Investors cannot communicate on certain issues unless investors provide a 3-step methodology ("i, ii, iii") – or whatever step methodology the company assigns.
27) The company does not even attempt to reconcile the distinctions in the APW Ltd. text that it cites.

28) The company claims that investors cannot communicate that the board did not adopt a proposal.
28) Reason: The company feels that some investors would consider this fact to not bolster the board's reputation.
28) The proposal does not even mention the December 3, 1999 press release.
28) The company does not even claim to have done anything related to the 1999 press release since 1999.

If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material – counting from the date of investor party receipt.

An additional response is under preparation and will be forwarded in 5 working days. This response in preparation will be expedited if requested.

Sincerely,

John Chevedden
cc: NOC
Jerome McLaughlin
Larry Anduha

500 WORDS

August 8, 2001

PROPOSAL 3

SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This is in the interest of clarity and avoids the possibility of misleading shareholders.]

TOPIC THAT WON 57% SHAREHOLDER APPROVAL at 24 MAJOR COMPANIES in 2000

This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278.

Shareholders request the Board redeem any poison pill issued previously unless such issuance is approved by the affirmative vote of shareholders, to be held as soon as may be practicable.

Why require a shareholder vote to maintain a poison pill?
The Council of Institutional Investors (www.cii.org) recommends:
Shareholder approval of all poison pills.
Northrop Grumman is 72%-owned by institutional investors.

Votes equally valuable
It is believed that when the board accepts yes votes for their own reelection, the board should give equal value to yes votes for a shareholder proposal, and take the steps to adopt this proposal – not waiting for a third vote.

The topic of this proposal by this same proponent, John Chevedden, Redondo Beach, California, won majority votes in 2 separate elections at Northrop Grumman.
One vote exceeding 64% shareholder approval.

Improve Board Performance
It is believed that greater management accountability, in part through shareholder vote on poison pills, will improve Northrop performance. Northrop is believed burdened with the following obsolete practices not in the best interest of shareholders according to a significant number of institutional investors. This set of obsolete practices may further motivate shareholders to vote in favor of this poison pill proposal.

- An 80% vote is required for changes that could benefit Northrop shareholders.
  A 51% vote is widely used at other companies.
- Northrop directors sit for 3 year terms. There are no competing candidates for election.
  One-year terms are widely used.
- Northrop failed to adopt 4 shareholder proposals that shareholders passed at 2 recent annual meetings.

This is at a company that is 72%-owned by large shareholders who study shareholder resolutions thoroughly before voting.

- A director, employed by a law firm used by both Northrop and Lockheed, sat on the key audit committee.
- Confidential voting is not allowed at Northrop.
  Confidential voting is widely used at many leading companies.
- Cumulative voting is not allowed.
  Cumulative voting is used at many companies
- Northrop director pensions could compromise director loyalty to shareholders.
  Director pensions have been widely discontinued at leading companies.

It is believed that greater management accountability, in part through shareholder vote on poison pills, will improve Northrop performance in facing these challenges:

- $350 million drop (50% drop) in pension income for 2001
- $2-a-share drop in GAAP earnings for 2001
- Indefinite Navy delay in choice of winner for $30 billion DD 21 destroyer program
- $1 billion tax bill due on B-2 program

To increase management accountability and shareholder value vote yes for:

SHAREHOLDER VOTE ON POISON PILLS
TOPIC THAT WON 57% SHAREHOLDER APPROVAL
at 24 MAJOR COMPANIES in 2000
YES ON 3

The company is requested to insert the correct proposal number based on the date of proposal submittal.

Brackets "[ ]" enclose text not intended for publication.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

6 Copies
7th copy for date-stamp return

February 8, 2002
Via UPS Air

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Northrop (NOC)
Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topics

Ladies and Gentlemen:

This is respectfully submitted in response to the Northrop Grumman (NOC) no action request. It is believed that NOC must meet the burden of proof under rule 14a-8.

The following points may be weaknesses in the company attempt to meet its burden of proof. This includes the burden of production of evidence.

Page 2) [2 corresponds to the page number in the company no action request]
2) Mr. Jerome McLaughlin and Mr. Larry Anduha are co-sponsors

Page 4)
In order to meet the burden of proof the company does not explain how it helps to raise a repeatedly failed issue, a shareholder proxy right.
4) The company does not explain how it is consistent with burden of proof to posture this repeatedly failed issue as though it had not repeatedly failed before.

Page 5)
5) The company does not explain how it meets the burden of proof by posing as the pompous, stuffed-shirt enforcer of an established failed theory – in letters to company investors.

Page 6)
6) Ignorance is an asset fallacy:
For the purposes of page 6 the company appears to claim ignorance of precedents at other companies regarding shareholder proxy rights.
6) If the company has the burden of proof, it seems reasonable for the company to be prepared to answer precedents at other companies subject to rule 14a-8, that are contrary to the company pet theory here.
6) Ignorance is an asset fallacy:
In footnote 14 the company seems to admit a company past practice of ignorance, or excused ignorance, of issues the company now considers important for the 2002 company request here.

Page 7)
7) The company description of the TRW case is too cursory to address the important distinctions of the TRW case. There seems to be no relevance of TRW to the repeatedly significant Northrop proposal votes on proposals submitted by the same investors.
7) These Northrop investors have exercised a right to freedom of association since 1998.

Page 8)
8) Company fallacy:
The company does not support its claim that, investors who actually attended the same Northrop annual meeting, require special restrictions on their freedom to associate and address their investment concerns.
8) The company does not support a theory that persons, who have a company income stream as employees or as consultants, have better rights to exercise freedom of association than the investors who supply capital to the company.
8) In footnote 19 that company opines, without support, that certain conclusions were purportedly intended to be drawn from the Commission's expressed 1976 and 1983 views.
8) In footnote 20 the company does not provide a legal definition of a "mistaken notion."
8) In footnote 20 the company does not elaborate on how the company establishes its credibility by frequently resorting to text that is emotionally biased and arrogant, such as "mistaken notion."
8) The company does not explain how it does credit to the corporate governance concerns the company has for its investors – by using the following text to target its investors:

mistaken notion
artfully conceals
runs afoul
exhorts shareholders to march in lock-step
scatter shot criticisms
bolstering
lack of understanding
irrelevant, confusing and pejorative
groundless assertions
cavalierly
inherently confusing

Page 9)
9) The company does not explain that if it objects to the length of the proposal, why it would not be acceptable to publish the earlier version of the proposal for which the company did not dispute the word-count. (Exhibit attached)

Page 10)
10) The Staff view on the pill proposal topic in General Motors (March 27, 2001) did not concur with General Motors.
10) The Staff view in General Motors stated: "This proposal requests a bylaw to prohibit adoption or maintenance of a shareholder rights plan without shareholder approval."
10) Additionally the Staff view on this pill proposal topic in Weyerhaeuser Company (Feb. 6, 2002) did not concur with Weyerhaeuser.
10) The Staff view in Weyerhaeuser stated: "The proposal requests that the board of directors redeem any poison pill previously issued unless it is approved by Weyerhaeuser shareholders".

10) Regardingthe outside opinion, the opinion raises the bar for the directors to listen to investor concerns by citing

A) "The seriousness with which the corporation law views the role of the corporate board."

B) The "board has a duty to make informed, independent decision."

C) "Directors have a statutory and fiduciary duty to make their own independent decision."

An independent decision seems to attach a certain importance to listen to management and shareholder concerns and input.

An independent decision seems to require the board to listen to both management and shareholder concems.

10) The outside opinion seems directed at an issue that goes beyond the issue here by referring to an instance of *striking down* the board's decision.

10) Master of the obvious:

The company states that no response had been received regarding an opinion that was not forwarded at the time the company letter was written.

Page 12)

12) Caterpillar Inc. (Jan. 10, 2002) did not view that Caterpillar yes-no vote results from 2000 could be excluded.

Page 13)

13) Any corporate governance comparison is "inherently confusing" if a service provider is assigned micro-analyze every detail.

13) This practice, if applied in the core areas of the company business would make business decisions impossible and put the company at a competitive disadvantage.

Page 14)

14) Contradiction and double standard:

The company does not explain how its "march in lockstep" characterization for a 1999 shareholder vote does not more suitably apply to the company cite of a 1973 shareholder vote in its 1999 definitive proxy argument.

Page 15)

15) Double standard:

Investors may use only company-specific recommendations from professional associations such as the Council of Institutional Investors.

15) Company fallacy:

Only members of a professional associations should "give any weight" to the particular organization.

15) Under this company fallacy only members of the American Institute of Certified Public Accountants (AICPA) should "give any weight" to AICPA recommendations.

Page 16)

16) In footnote 27 the company's cited "inconsistencies" implies that a specific institutional ownership percentage should be identical on different dates or else be suspect.

16) The company claims it should be able to quash investor communication on the current percentage of institutional investor ownership when the company plans to release information on this topic at an unspecified time in the future.

Page 17)

17) In footnote 30 and 31 the company cites, without annotation, 4 cases that predate SLB 14.
17) SLB 14 included an important new view on websites and rule 14a-8.

Page 19)
19) The Caterpillar Inc. (Jan. 10, 2002) view did not support excluding text on company governance practices.

Page 20)
20) The company turns a blind-eye to potential conflict of a director's relationship to a law firm that supplies services to the company.
20) The company does not explain or define the company characterization of the director's "retired partner" status.
20) The company does not explain whether the "retired partner" has a current income stream linked to the firm.
20) The company does not explain the economic impact on the "retired partner" if the firm should file for bankruptcy.
20) Company fallacy:
When certain reports on Enron focus on several specific issues, defined by the company without support, it is conclusive that reports on Enron practices, that have similarities to company practices, simply could not exist.

Page 21)
21) Straw person:
The company figuratively knocks down widely-supported governance practices to merely "other registrants'" practices.
21) Either or fallacy:
According to the company when the company's governance practices differ from other companies, the only option for the investor to conclude is that the "Board is remiss."
21) The company does not explain how it has eliminated the possibility of a conclusion that thoughtful minds can disagree.
21) Weasel words and qualifiers used to meet burden of proof standard:
The company dilutes "appear" with "intended" in one sentence. This artificially attempts to create a low standard to exclude text – particularly under the burden of proof standard.
21) The company does not dispute, in fact simply ignores the proposal text:
"Our directors could have easily allowed the simple technicality to be corrected."

Page 22)
22) According to the company the Staff has shunned shareholder text. The company has attributed the emotion of "eschew" to the Staff.
22) The company could report the number of its claims in the no action request process have not been concurred with.
22) The company implicitly states that it would be sheer folly for investors to expect the board to "gather information" from institutional investors.

Page 23)
23) Company fallacy:
The only definition for shareholder value is an increase in share price over an undefined span.

23) The company does not explain why it eliminated the possible definition of a long-term shareholder value that may not be related to an increase in share price over the same span that the company does not define.

Page 25)
25) The company does not give a reference to its claimed 62% vote figure.
25) Company fallacy:
When there are two views on analyzing voting results the company should charitably have the sole right to air its view.
25) The company devisees text that it may include in its opposing statement and then claims this construct should simply disallow investor communication on the same issue.
25) Company fallacy:
When a vote is characterized as "sufficient to carry" this is inherently contradictory to a "winning" vote.

Page 26)
26) Company fallacy:
The company implicitly claims that a ballot item that requires an 80% vote wins the required votes if 79.5% of outstanding shares vote yes and 1% vote no.
26) Under this condition (or company-sanctioned contradiction) the 79.5% vote would simply count as 80%, because 1% would "hold no such veto power."
26) The company does not even attempt to reconcile the distinctions in the Honeywell text that it cites.

Page 27)
27) Company fallacy:
Investors cannot communicate on certain concerns unless investors provide a 3-step methodology ("i, ii, iii") – or *whatever* step methodology the company assigns.
27) The company does not even attempt to reconcile the distinctions in the APW Ltd. text that it cites.

Page 28)
28) The company claims that investors cannot communicate concern that the board did not adopt a proposal.
28) Reason: The company feels that some investors would consider this fact to not bolster the board's reputation.
28) The proposal does not even mention the December 3, 1999 press release.
28) The company does not even claim to have done anything related to the 1999 press release since 1999.
28) Given the company tendency to exaggerate its righteousness in this letter, this seems to be an implicit admission that the Board has done nothing since 1999.

Page 29)
29) Submitting this no action request is additional evidence that the company wishes to maintain the status quo.

Page 30)
30) Support Support Support:

According to the company the 3 most important rule 14a-8 issues are supporting statements, supporting footnotes and supporting methodology – and this applies only to investors.
30) Company fallacy:
When the company has an option on disclosing information, such as proposal sponsorship, investors cannot discuss which option the company took.
30) Appeal to tradition without support:
"The company has a long-standing policy" to withhold certain valuable information, such as proposal sponsorship, from investors and make communication between shareholders more difficult.
30) Additional oversight burden is then needed because it is necessary to verify that the company actually discloses this information to shareholders who contact the company for this information and to verify that the company provides sufficient information in a non-obstructive manner.

Page 31)
31) The company appears to demand that the "Management Argument" text be specified as the 2001 company proxy opposing statement.
31) Company claim appears to need further explanation:
Our company which supplies billions in defense product to the U.S. Government, while American lives are at risk in ongoing combat operations now, cannot be considered a public trust.
31) The company does not claim that it never made a statement that the company was a public trust or similar loyalty and/or commitment statement to the defense of our nation.

If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material – counting from the date of investor party receipt.

Sincerely,

John Chevedden
cc: NOC
Jerome McLaughlin
Larry Anduha

500 WORDS

August 8, 2001

PROPOSAL 3

SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This is in the interest of clarity and avoids the possibility of misleading shareholders.]

TOPIC THAT WON 57% SHAREHOLDER APPROVAL at 24 MAJOR COMPANIES in 2000

This proposal is submitted by John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278.

Shareholders request the Board redeem any poison pill issued previously unless such issuance is approved by the affirmative vote of shareholders, to be held as soon as may be practicable.

Why require a shareholder vote to maintain a poison pill?

The Council of Institutional Investors (www.cii.org) recommends: Shareholder approval of all poison pills.

Northrop Grumman is 72%-owned by institutional investors.

Votes equally valuable

It is believed that when the board accepts yes votes for their own reelection, the board should give equal value to yes votes for a shareholder proposal, and take the steps to adopt this proposal – not waiting for a third vote.

The topic of this proposal by this same proponent, John Chevedden, Redondo Beach, California, won majority votes in 2 separate elections at Northrop Grumman.

One vote exceeding 64% shareholder approval.

Improve Board Performance

It is believed that greater management accountability, in part through shareholder vote on poison pills, will improve Northrop performance. Northrop is believed burdened with the following obsolete practices not in the best interest of shareholders according to a significant number of institutional investors. This set of obsolete practices may further motivate shareholders to vote in favor of this poison pill proposal.

- An 80% vote is required for changes that could benefit Northrop shareholders.

  A 51% vote is widely used at other companies.

- Northrop directors sit for 3 year terms. There are no competing candidates for election.

  One-year terms are widely used.

- Northrop failed to adopt 4 shareholder proposals that shareholders passed at 2 recent annual meetings.

This is at a company that is 72%-owned by large shareholders who study shareholder resolutions thoroughly before voting.

- A director, employed by a law firm used by both Northrop and Lockheed, sat on the key audit committee.
- Confidential voting is not allowed at Northrop.
  Confidential voting is widely used at many leading companies.
- Cumulative voting is not allowed.
  Cumulative voting is used at many companies
- Northrop director pensions could compromise director loyalty to shareholders.
  Director pensions have been widely discontinued at leading companies.

It is believed that greater management accountability, in part through shareholder vote on poison pills, will improve Northrop performance in facing these challenges:

- $350 million drop (50% drop) in pension income for 2001
- $2-a-share drop in GAAP earnings for 2001
- Indefinite Navy delay in choice of winner for $30 billion DD 21 destroyer program
- $1 billion tax bill due on B-2 program

To increase management accountability and shareholder value vote yes for:

SHAREHOLDER VOTE ON POISON PILLS
TOPIC THAT WON 57% SHAREHOLDER APPROVAL
at 24 MAJOR COMPANIES in 2000
YES ON 3

The company is requested to insert the correct proposal number based on the date of proposal submittal.

Brackets "[ ]" enclose text not intended for publication.

February 6, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Weyerhaeuser Company
Incoming letter dated December 14, 2001

The proposal requests that the board of directors redeem any poison pill previously issued unless it is approved by Weyerhaeuser shareholders.

We are unable to concur in your view that Weyerhaeuser may omit the proposal under rule 14a-8(i)(1). Accordingly, we do not believe that Weyerhaeuser may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Weyerhaeuser may omit the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Weyerhaeuser may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Weyerhaeuser may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide factual support for the specific study and publication date for the sentence that begins "A study by the Securities and Exchange Commission . . ." and ends ". . . outweigh benefits";
- revise the phrase that begins "Pills adversely . . ." and ends ". . . shareholder value" so that it includes the accurate quote and page reference;
- delete "(www.cii.org)" and "(www.thecorporatelibrary.com)";
- revise the sentence that begins "Many institutional investors . . ." and ends ". . . vote of shareholders" to specifically identify the institutional investors referenced and provide factual support in the form of a citation to a specific source;
- recast the phrase that begins "A poison pill can insulate . . ." and ends ". . . expense of shareholders" as the proponent's opinion;
- recast the phrase that begins "A poison pill is such . . ." and ends ". . . whether it is appropriate" as the proponent's opinion;

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 22, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Northrop Grumman Corporation
Incoming letter dated January 11, 2002

The first proposal requests that all previously issued poison pills be redeemed unless approved by shareholder vote at the next most practicable shareholder meeting. The second proposal requests the reinstatement of simple-majority vote.

We are unable to concur in your view that Northrop Grumman may exclude the proposals under rule 14a-8(c). Accordingly, we do not believe that Northrop Grumman may exclude the proposals from its proxy materials in reliance on rule 14a-8(c).

There appears to be some basis for your view that Northrop Grumman may exclude the first proposal under rule 14a-8(f). We note in particular that the first proposal appears to exceed the 500-word limitation imposed by rule 14a-8(d). Accordingly, we will not recommend enforcement action to the Commission if Northrop Grumman excludes the first proposal from its proxy materials in reliance on rules 14a-8(f) and 14a-8(d). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Northrop Grumman relies.

We are unable to concur in your view that Northrop Grumman may exclude the entire second proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the second proposal's supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponents must:

- provide a citation to a specific source for the sentence at the beginning and end of the proposal and supporting statement that begins "This topic won 52% & 64% ..." and ends "... annual meetings" or delete the sentence in both places;

- provide a citation to a specific source for the sentence that begins "Simple-majority proposals like this ..." and ends "... and 2000" or delete the sentence;

- recast the discussion that begins "If the board wishes..." and ends "... act after 3-years" as the proponents' opinion;

- delete the sentence that begins "Imagine an employee being allowed ..." and ends "... to the pay-grade";

- revise the sentence that begins "A number of studies show ..." and ends "... said Business Week" to provide factual support in the form of a citation to a specific edition of Business Week;
- delete the discussion that begins "Weak Management Argument ..." and ends "... highlighted in shareholder proposals"; and
- recast the sentence "In the interest of shareholder value: ALLOW SIMPLE-MAJORITY VOTE" as the proponents' opinion.

Accordingly, unless the proponents provide Northrop Grumman with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Northrop Grumman omits only these portions of the second proposal's supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Jennifer Gurzenski
Attorney-Advisor